UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                     No                 X

BBVA

BBVA
Creating Opportunities

January-December
2021

BBVA Creating Opportunities January-december 2021

JANUARY - DECEMBER 2021 RESULTS

The highest recurrent results in the past 10 years | Net Attributable Profit **€5,069 Mn**

Strong **core revenue** growth

NII + Fee Income
(YTD)

+9.1%
vs.2020 (€ constant)

Leading **efficiency**

Efficiency Ratio
(YTD)

45.2% #1 RANKING PEER GROUP[1]

Cost of Risk continues improvement

Cost of Risk
(YTD)

1.04%
1.55%
0.93%
2019
2020
2021

NOTE: Excludes the US business sold to PNC.

Strong **capital position**

CET1 fully-loaded

12.75%
Target range
11.5 - 12.0%
8.60%
CET1 minimum requirement[1]
Dec-21

[1] CET1 SREP letter requirement.

TRANSFORMATION

New Customers Acquisition[1]
(Million; % acquisition through digital channels)

TOTAL
MILLIONS
3.4
4.6
5.1
6.9
7.2
8.7
DIGITAL
4%
40%
2016
2017
2018
2019
2020
2021

BBVA, an overall **digital experience leader five years in a row.**

BBVA DIGITAL EXPERIENCE LEADER 5 YEARS IN A ROW

FORRESTER
The Forrester Digital Experience Review™: European Mobile Banking Apps, Q3 2021

SUSTAINABILITY

Sustainable Financing (€Billion)

€35Bn
Channeled in 2021
Total channeled
€86 Bn
200 €Bn
2025 PLEDGE
2018
2019
2020
2021
2022
2023
2024
2025

Community Commitment 2025 | **550 Mn€**

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

#1 BANK IN THE WORLD[1]

[1] Sharing the position in ranking.

Strong core revenue Leading growth efficiency Nil+ Fee Income Efficiency Ratio (YTD) (YTD) +9.1°/o 45.2°/o w #, RANKING · PEER GROUP’ vs.2020 (€ constant) 1 European Peer Group: BARC. BNPP. CASA. CMZ. CS. DB. HSBC.ISP. LBG. NWG. SAN. SG. UBS. UCG. Peers data asof9M21. BBVA data as of 12M21. Cost of Risk Strong continues improvement capital position Cost of Risk CETl fully-loaded (YTD) 1.55% 12.75°/o Target range 11.5- 12.0% 8.60% CETl minimum requirement’ 2019 2020 2021 Dec-21 NOTE: Excludes the US business sold to PNC. 1 CET 1 SREP letter requirement. I TRANSFORMATION - SUSTAINABILITY New Customers Acquisition1 Sustainable Financing (€Billion) (Million;% acquisition through digital channels) 200 €Bn 8.7 6.9 7.2 5.1 4.6 40% TOTAL 3.4 MILLIONS 4% DIGITAL 2016 2017 2018 2019 2020 2021 1 Gross customer acquisition through own channels for retail segment. Excludes the US business sold toPNC. 2018 2019 2020 2021 2022 2023 2024 2025 Community I 550 Commitment 2025 Mn € Member of Dow Jones Sustainabili

Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	31-12-21	Δ %	31-12-20	31-12-19
Balance sheet (millions of euros)
Total assets	662,885	(9.7)	733,797	695,471
Loans and advances to customers (gross) (1)	330,055	2.1	323,252	337,388
Deposits from customers (1)	349,761	2.1	342,661	320,589
Total customer funds (1)	465,529	4.5	445,608	428,392
Total equity	48,760	(2.5)	50,020	54,925
Income statement (millions of euros)
Net interest income	14,686	0.6	14,592	15,789
Gross income	21,066	4.5	20,166	21,522
Operating income	11,536	4.1	11,079	11,368
Net attributable profit (loss)	4,653	256.6	1,305	3,512
Net attributable profit (loss) excluding non-recurring impacts (2)	5,069	85.7	2,729	4,270
The BBVA share and share performance ratios
Number of shares issued (million)	6,668	—	6,668	6,668
Share price (euros)	5.25	30.1	4.04	4.98
Adjusted earning (loss) per share (euros) (3)	0.71	101.4	0.35	0.58
Earning (loss) per share (euros) (3)(4)	0.67	n.s.	0.14	0.47
Book value per share (euros) (3)(4)	6.86	2.5	6.70	7.32
Tangible book value per share (euros) (3)(4)	6.52	7.8	6.05	6.27
Market capitalization (millions of euros)	35,006	30.1	26,905	33,226
Yield (dividend/price; %) (5)	2.6		4.0	5.2
Significant ratios (%)
Adjusted ROE (net attributable profit (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	11.4		6.1	8.7
Adjusted ROTE (net attributable profit (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	12.0		6.5	9.3
Adjusted ROA (Profit (loss) for the year/average total assets) (2)	0.94		0.54	0.84
Adjusted RORWA (Profit (loss) for the year/average risk-weighted assets - RWA) (2)	2.01		1.16	1.69
Efficiency ratio	45.2		45.1	47.2
Cost of risk (6)	0.93		1.55	1.04
NPL Ratio (6)	4.1		4.2	4.2
NPL coverage ratio (6)	75		82	75
Capital adequacy ratios (%)
CET1 fully-loaded	12.75		11.73	11.74
CET1 phased-in (7)	12.98		12.15	11.98
Total ratio phased-in (7)	17.24		16.46	15.92
Other information
Number of clients (million) (8)	81.7	4.2	78.4	75.6
Number of shareholders	826,835	(6.0)	879,226	874,148
Number of employees	110,432	(10.3)	123,174	126,973
Number of branches	6,083	(18.2)	7,432	7,744
Number of ATMs	29,148	(6.0)	31,000	32,658

General note: the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021, are presented in a single line as “Profit (loss) after tax from discontinued operations”.

(1) Excluding the assets and liabilities figures from BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021, classified as non-current assets and liabilities held for sale (NCA&L) as of 31-12-20. The figures related to “Loans and advances to customers (gross)”, “Deposits from customers” and “Total customer funds”, including BBVA USA, would stand at €394,763m, €384,219m and €492,022m, respectively, as of 31-12-19.

(2) Non-recurring impacts include: (I) profit (loss) after tax from discontinued operations as of 31-12-21, 31-12-20 and 31-12-19; (II) the net costs related to the restructuring process as of 31-12-21; and (III) the net capital gain from the bancassurance operation with Allianz as of 31-12-20.

(3) For the adjusted earning (loss) per share and earning (loss) per share calculation the additional Tier 1 instrument remuneration is adjusted. As of 31-12-21, 112 million shares acquired within the share buyback program in 2021 were considered.

(4) The estimated number of shares pending from buyback as of December 31, 2021 of the first tranche approved by the BBVA Board of Directors in October 2021 (€1,500m), in process at the end of the year 2021, was included.

(5) Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

(6) Excluding BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

(7) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

(8) Excluding BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 and BBVA Paraguay.

4

Highlights

Results and business activity

The BBVA Group generated a net attributable profit, excluding non-recurring impacts, of €5,069m in 2021, representing a year-on-year increase of +85.7%.

Taking into account the non-recurring impacts —namely the €280m corresponding to the profit generated by BBVA USA and the rest of companies included in the sale agreement to PNC until the closing date of the operation on June 1, 2021, and the €-696m of net costs related to the restructuring process— the Group’s net attributable profit amounted to €4,653m, which compares very positively with the €1,305m in the same period of the previous year, which included the capital gains of €304m from the implementation of the bancassurance agreement reached with Allianz, in addition to the result generated by BBVA USA in 2020.

In a complex environment, the Group’s results in 2021 were influenced by the good performance in recurring income from the banking business, i.e. net interest income and net fees and commissions, as well as by a higher contribution of net trading income (NTI), so that gross income closed the year with a growth of 9.7%, at constant exchange rates.

Operating expenses increased (+8.5% in year-on-year terms) and excluding the exchange rate effect in all areas except Spain, where they remained contained and Rest of Business, where they decreased. This growth is framed within an environment of activity recovery and high inflation.

Thus, the efficiency ratio stood at 45.2% as of December 31, 2021, with an improvement of 53 basis points compared to the figure at the end of December 2020, placing BBVA in a leading position among its European peer group1.

The lower provisions for impairment on financial assets stand out (-38.7% in year-on-year terms and at constant exchange rates), mainly due to the strong impact of provisions for COVID-19 in 2020.

In 2021, provisions were lower (-62.8% at constant exchange rates) than the previous year, due to provisions made in 2020 in Spain and Turkey.

Finally, in terms of results, the other gains line closed 2021 with a positive balance, which is an improvement over the previous year, which reflected the impairment of investments in subsidiaries, joint ventures or associates.

Loans and advances to customers recorded a growth of 2.5% compared to the end of December 2020, mainly due to the performance of business loans (+3.0%) and, to a lesser extent, loans to individuals (+1.5% in the year), which were strongly supported by consumer loans and credit cards (+5.7 overall).

Customer funds showed an increase of 4.5% compared to the end of December 2020, thanks to the good performance of both deposits from customers (+2.1%) and off-balance sheet funds (+12.5%). The interest rate situation has led to customers’ preference for demand deposits and mutual funds (which grew by 15.3% compared to the end of the previous year) over time deposits (which decreased by 27.2% compared to December 2020).

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-20)

1 European peer group: Barclays, BNP Paribas, Crédit Agricole, Commerzbank, Credit Suisse, Deutsche Bank, HSBC, Intesa Sanpaolo, Lloyds Banking Group, Natwest, Banco Santander, Société Générale, UBS, Unicredit. Data of European peer group at the end of September 2021. BBVA data at the end of December 2021.

5

Business areas

As for the business areas, the provisions for impairment on financial assets decreased in all of them, compared to 2020 which was impacted by the outbreak of the pandemic. In addition, excluding the effect of currency fluctuation in those areas where it has an impact, in each of them it is worth mentioning:

•

Spain: BBVA in Spain achieved a net attributable profit of €1,581m in 2021, with a year-on-year increase of +142.6%, mainly due to the growth in recurring income from net fees and commissions and NTI in 2021.

•

Mexico: BBVA in Mexico generated a net attributable profit of €2,568m during 2021, representing an increase of 42.6% compared to 2020. This evolution is driven by a 6.4% growth in recurring income and by the strength of the operating income (+3.3%).

•	Turkey: The net attributable profit generated by Turkey in 2021 stood at €740m, 71.4% above the figure achieved in the previous year, supported by a higher contribution from recurring income and NTI.

With regard to this business area, on November 18, 2021, BBVA Group submitted to the Capital Markets Board of Turkey the application for authorization of the voluntary takeover bid (hereinafter referred to as the Voluntary Takeover Bid) for the entire share capital of Garanti BBVA not already owned, once all relevant regulatory approvals have been obtained. Given the deadlines and the need to receive approval from all relevant regulatory bodies, BBVA estimates that the closing of the Voluntary Takeover Bid will take place in the first quarter of 2022.

•

South America: All the countries of the region where BBVA has a presence generated a cumulative net attributable profit of €491m in 2021, which, excluding BBVA Paraguay in 2020, represents a year-on-year variation of +30.3%, due to a better evolution of recurring income in 2021 (+21.0%), partially offset by a higher inflation adjustment in Argentina in 2021.

•

Rest of Business: This area, which mainly incorporates the Group’s wholesale business developed in Europe (excluding Spain) and in the United States, as well as the banking business developed through the BBVA branches in Asia, achieved a net attributable profit of €254m (+13.2% year-on-year) in 2021.

Corporate Center: the net attributable loss of the Corporate Center includes the aforementioned non-recurring impacts of the Group, and at the close of December 2021 was €-980m, representing an improvement compared to the previous year (€-2,339m).

Lastly and to allow a broader understanding of the Group’s activity and results, supplementary information is provided below for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. Thus, the CIB area generated a net attributable profit of €1,248m in 2021, which represents a 45.3% increase in year-on-year terms, thanks to the growth in the recurring income and the NTI.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. 2021)

General note: excludes (I) BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021; (II) the net cost related to the restructuring process in 2021; and (III) the net capital gain from the bankassurance operation with Allianz in 2020.	(1) Excludes the Corporate Center.

Solvency

The Group’s CET1 Fully-loaded ratio stood at 12.75% as of December 31, 2021, which represents a decrease in in the quarter (-173 basis points), although it maintains a large management buffer on the Group’s capital requirements and is above the management target, which is to be within the range of 11.5-12% CET1. This CET1 level includes the deduction of the total amount of the share buyback program authorized by the supervisor, amounting to maximum €3.500m and representing an impact of approximately -130 basis points. For more information on the Group’ share buyback program, please see “Other highlights” at the end of the “Highlights” section.

6

Shareholder remuneration

Regarding shareholder remuneration, on October 12, 2021, a payment in cash of €0.08 per share was made, as gross interim dividend against 2021 results. In addition, on February 3, 2022 it was announced that a cash distribution in the amount of €0.23 gross per share was expected to be submitted to the relevant governing bodies for consideration. If approved, the total cash distributions would amount to €0.31 gross per share. Therefore, the total shareholder remuneration will be the result of the cash payments discussed and the share buyback programs described in “Other highlights”.

Other highlights

•

Regarding the Group’s shareholder remuneration policy, on November 18, 2021, the Group announced that the Board of Directors of BBVA has agreed to modify the Group’s shareholder distribution policy in force at that time, establishing a new policy consisting in an annual distribution of between 40% and 50% of the consolidated ordinary profit of each year (excluding amounts and items of an extraordinary nature included in the consolidated profit and loss account), compared to the previous policy of distributing between 35% and 40%.

This policy will be implemented through the distribution of an interim dividend for the year (expected to be paid in October of each year) and a final dividend (to be paid once the year has ended and the allocation of the year-end profit has been approved, expected to take place in April of each year), with the possibility of combining cash distributions with share buybacks (the execution of the shares buyback program is considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the policy), all subject to the relevant authorizations and approvals applicable at any given time.

•	On October 26, 2021, BBVA received the required authorization from the ECB for the buyback of up to 10% of its share capital for a maximum sum of €3,500m, in one or several tranches.

Upon receiving the authorization from the ECB, BBVA Board of Directors at its meeting of October 28, 2021, resolved to carry out a framework share buyback program, to be executed in various tranches up to a maximum amount of €3.5 billion, with the aim of reducing BBVA’s share capital as well as to carry out a first share buyback program within the framework program, the first tranche, which was notified as Privileged Information on October 29, 2021.

With regard to the first tranche, BBVA announced on November 19, 2021, that it would be implemented externally through a lead manager (J. P. Morgan AG) and would have a maximum amount of €1.500m, with a maximum number of shares to be acquired equal to 637,770,016 own shares, representing approximately 9.6% of BBVA’s current share capital, and that the opening of the first tranche would take place on November 22, 2021 and shall end not earlier than February 16, 2022, and not later than April 5, 2022, and, in any event, when the maximum monetary amount is reached or the maximum number of shares is acquired within that period2. With regard to the operations carried out in the context of the implementation of the first tranche, between November 22 and December 31, J. P. Morgan AG, as lead manager, acquired 112,254,236 BBVA shares covered by the share buyback program. Between January 1 and January 31, 2022, it acquired 58.951.275.

In addition, BBVA announced on February 3, 2022 that BBVA Board of Directors has agreed, within the framework program, to carry out a second program for the buyback of shares aimed at reducing BBVA’s share capital, for a maximum amount of 2,000 million Euros and a maximum number of shares to be acquired equal to the result of subtracting from 637,770,016 own shares (9.6% of BBVA’s share capital at this date) the number of own shares finally acquired in execution of the first tranche. The implementation of the second tranche, which will also be executed externally, through a lead-manager, will begin after the end of the implementation of the first tranche and shall end no later than October 15, 2022. BBVA will carry out a separate communication prior to the commencement of the execution of the Second Tranche with its specific terms and conditions.

•

In June 2021, BBVA and the majority of the labor union representatives reached an agreement on the restructuring plan of BBVA S.A. in Spain, which includes redundancies of 2,935 employees in total (divided into 2,725 layoffs and 210 leaves of absence, about 10% of the Group’s total workforce in Spain) and an outplacement program for all interested employees. The process has been characterized by an attitude of dialogue between the parties and it has been carried out with a clear interest in voluntary acceptance. As of December 31, 2021, a total of 2,888 employees have already signed the exit of BBVA S.A. (some of them effectively left the Bank on January 1, 2022). Additional employee departures from the branches are expected to occur during January and February to complete the full scope of the agreement, which could be extended until March 31, 2022. Regarding the branches, most of the 480 included in the agreement were closed by the end of 2021.

For management information purposes, as it is considered a strategic decision, the impacts of the process have been assigned to the Corporate Center. The savings generated by this process have started to materialize in the last months of 2021, but most of them will materialize starting in 2022.

2 However, BBVA reserves the right to temporarily suspend the First Tranche or to early terminate it in the event of any circumstance that so advises or requires.

7

Macroeconomic environment

In 2021 the global economy has grown significantly, recovering in part from the crisis caused by the pandemic, which caused a sharp fall in global GDP in 2020. The significant upturn in global growth has been due to progress in the vaccination against COVID-19 and important economic stimuli adopted by public authorities.

Activity indicators show, however, that the economic recovery process has lost momentum in recent months. The recent slowdown in economic growth is taking place in an environment marked by a sharp increase in infections caused by new variants of the COVID-19, although the increasing immunization of the world population has helped to generally prevent the adoption of mobility restrictions, which would have had a greater impact on the economy.

The effects of reduced production due to the pandemic and its persistence, coupled with fiscal stimuli and strong demand for goods, once restrictions have been lifted, contribute to maintaining the problems in global supply chains observed since the beginning of 2021 which, in addition to negatively affecting economic activity, generate significant upward pressure on prices.

Against this backdrop, annual inflation in December 2021 stood at 7.0% in the United States and 5.0% in the Eurozone. In both geographical areas, long-term inflation expectations from markets and surveys have been adjusted upwards, although in the case of the Eurozone they remain generally below the European Central Bank’s (hereinafter, ECB) 2% target.

High inflation rates and their increased persistence have put pressure on central banks to withdraw monetary stimuli earlier than they had originally anticipated. The United States Federal Reserve, in particular, has begun the rollback in its bond-buying program and has suggested that monetary policy interest rates will adjust upwards earlier and faster than expected by financial markets and financial analysts, and also that a downsizing of its balance sheet may soon begin. In the Eurozone, the ECB will complete the pandemic emergency purchase program (PEPP) in March 2022. Although the asset purchase program (APP) is maintained, asset purchases will be moderated over the course of 2022. However, unlike the Federal Reserve, the ECB has continued to maintain that it rules out an increase in benchmark interest rates in 2022.

According to BBVA Research, the global economic recovery process is expected to continue in the coming months, albeit at a slightly slower pace than expected in autumn of 2021, due to the persistence of the pandemic, but also due to a higher-than-estimated impact of supply chain problems and inflationary pressures. All this against a background of reduced fiscal and monetary stimulus. GDP growth would therefore moderate, from an estimated 5.6% in 2021 to about 4.2% in 2022 in the United States, from 5.1% in 2021 to 3.7% in 2022 in the Eurozone and from 8.0% in 2021 to 5.2% in 2022 in China. The likely rise in monetary policy interest rates in the United States, which could reach 1.25% by the end of 2022, as well as a progressive control of the pandemic and a moderation of supply chain problems, would allow inflation to be moderated throughout the year; although inflation is expected to remain high, particularly in the United States. Risks arising from this economic scenario expected by BBVA Research are significant and are biased downwards in the case of activity, and include more persistent inflation, financial turbulence caused by a more aggressive withdrawal of monetary stimuli, the emergence of new variants of the coronavirus that bypass current vaccines, a more intense slowdown in the Chinese economy, as well as social and geopolitical tensions.

REAL GDP GROWTH AND INFLATION IN 2020 (REAL PERCENTAGE GROWTH)
	2021		2022
	GDP	INFLATION	GDP	INFLATION
Eurozone	5.1	5.0	3.7	1.1
The United States	5.6	7.0	4.2	3.2
China	8.0	3.0	5.2	2.0
Source: BBVA Research estimates. Inflation end of period.

8

Group

Quarterly evolution of results

The BBVA Group’s results in the fourth quarter of 2021 stood at €1,341m, in line with the previous quarter (-0.3% at constant exchange rates), highlighting the following trends:

•	Growth in recurring revenues in all business areas, as well as in CIB.

•	Favorable performance of the NTI (+17.8% at constant exchange rates), thanks to the evolution of the NTI in all areas, with the exception of Rest of Business.

•	Evolution of the other operating income and expenses line was affected by the contribution made by Spain to the Deposit Guarantee Fund (hereinafter, DGF) .

•	Growth in operating expenses in all business areas in an environment of high inflation and recovery of activity.

•	Increase in impairment on financial assets, although lower than in the same period of the previous year.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)
	2021				2020
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,978	3,753	3,504	3,451	3,477	3,553	3,537	4,024
Net fees and commissions	1,247	1,203	1,182	1,133	1,042	1,023	934	1,124
Net trading income	438	387	503	581	175	357	470	544
Other operating income and expenses	(187)	(13)	(85)	(11)	(147)	46	(80)	86
Gross income	5,477	5,330	5,104	5,155	4,547	4,980	4,862	5,778
Operating expenses	(2,554)	(2,378)	(2,294)	(2,304)	(2,264)	(2,163)	(2,182)	(2,477)
Personnel expenses	(1,399)	(1,276)	(1,187)	(1,184)	(1,186)	(1,124)	(1,113)	(1,272)
Other administrative expenses	(850)	(788)	(800)	(812)	(766)	(725)	(754)	(860)
Depreciation	(305)	(314)	(307)	(309)	(312)	(315)	(316)	(345)
Operating income	2,923	2,953	2,810	2,850	2,282	2,817	2,679	3,300
Impairment on financial assets not measured at fair value through profit or loss	(832)	(622)	(656)	(923)	(901)	(706)	(1,408)	(2,164)
Provisions or reversal of provisions	(40)	(50)	(23)	(151)	(139)	(88)	(219)	(300)
Other gains (losses)	7	19	(7)	(17)	(82)	(127)	(103)	(29)
Profit (loss) before tax	2,058	2,299	2,124	1,759	1,160	1,895	950	807
Income tax	(487)	(640)	(591)	(489)	(337)	(515)	(273)	(204)
Profit (loss) for the year	1,571	1,659	1,533	1,270	823	1,380	678	603
Non-controlling interests	(230)	(259)	(239)	(237)	(110)	(312)	(162)	(172)
Net attributable profit (loss) excluding non-recurring impacts	1,341	1,400	1,294	1,033	713	1,068	516	431
Profit (loss) after tax from discontinued operations (1)	—	—	103	177	302	73	120	(2,224)
Corporate operations (2)	—	—	—	—	304	—	—	—
Net cost related to the restructuring process	—	—	(696)	—	—	—	—	—
Net attributable profit (loss)	1,341	1,400	701	1,210	1,320	1,141	636	(1,792)
Adjusted earning (loss) per share (euros) (3)	0.19	0.20	0.18	0.14	0.09	0.15	0.06	0.05
Earning (loss) per share (euros) (3)(4)	0.20	0.20	0.09	0.17	0.18	0.16	0.08	(0.29)

General note: the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021, are presented in a single line as “Profit (loss) after tax from discontinued operations”.

(1) Profit (loss) after tax from discontinued operations includes the goodwill impairment in the United States registered in the first quarter of 2020 for an amount of €2,084m.

(2) Net capital gains from the sale to Allianz of the half plus one share of the company created to jointly develop the non-life insurance business in Spain, excluding the health insurance line.

(3) Adjusted by additional Tier 1 instrument remuneration. In the fourth quarter of 2021, 112 million shares acquired within the share buyback program in 2021 were considered.

(4) In the fourth quarter of 2021, the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche approved by the BBVA Board of Directors in October 2021 (€1,500m), in process at the end of the year 2021, was included.

9

Year-on-year evolution of results

The BBVA Group generated a net attributable profit, excluding non-recurring impacts, of €5,069m in 2021, representing a year-on-year increase of +85.7%. Including these impacts —namely €+280m from the results of discontinued operations and €-696m from the net cost related to the restructuring process3— the Group’s net attributable profit amounted to €4,653m, which compares very positively with the €1,305m in the same period of the previous year, which included, in addition to the aforementioned results of discontinued operations, the capital gains of €304m from the implementation of the bancassurance agreement reached with Allianz.

In a complex environment, the Group’s results in 2021 were influenced by the good performance in net interest income and net fees and commissions, i.e. recurring income from the banking business, which, together with the positive evolution of net trading income (NTI), offset the lower performance of the other operating income and expenses line. Thus, in constant terms, the gross income closed the year with a growth close to the double digit and higher than the growth in operating expenses, allowing an improvement in the efficiency ratio. Finally, in the lower part of the income statement, it is worth highlighting lower provisions for impairment on financial assets, which were particularly high in 2020 due to the outbreak of the pandemic.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
			Δ % at constant
	2021	Δ %	exchange rates	2020
Net interest income	14,686	0.6	6.1	14,592
Net fees and commissions	4,765	15.6	19.8	4,123
Net trading income	1,910	23.5	30.5	1,546
Other operating income and expenses	(295)	210.6	222.4	(95)
Gross income	21,066	4.5	9.7	20,166
Operating expenses	(9,530)	4.9	8.5	(9,088)
Personnel expenses	(5,046)	7.5	11.5	(4,695)
Other administrative expenses	(3,249)	4.7	8.0	(3,105)
Depreciation	(1,234)	(4.2)	(1.2)	(1,288)
Operating income	11,536	4.1	10.8	11,079
Impairment on financial assets not measured at fair value through profit or loss	(3,034)	(41.4)	(38.7)	(5,179)
Provisions or reversal of provisions	(264)	(64.6)	(62.8)	(746)
Other gains (losses)	2	n.s.	n.s.	(341)
Profit (loss) before tax	8,240	71.2	86.8	4,813
Income tax	(2,207)	66.2	80.0	(1,328)
Profit (loss) for the year	6,034	73.1	89.3	3,485
Non-controlling interests	(965)	27.7	62.6	(756)
Net attributable profit (loss) excluding non-recurring impacts	5,069	85.7	95.5	2,729
Profit (loss) after tax from discontinued operations (1)	280	n.s.	n.s.	(1,729)
Corporate operations (2)	—	—	—	304
Net cost related to the restructuring process	(696)	—	—	—
Net attributable profit (loss)	4,653	256.6	n.s.	1,305
Adjusted earning (loss) per share (euros) (3)	0.71			0.35
Earning (loss) per share (euros) (3)(4)	0.67			0.14

General note: the results generated by BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021, are presented in a single line as “Profit (loss) after tax from discontinued operations”.

(1) Profit (loss) after tax from discontinued operations includes the goodwill impairment in the United States registered in the first quarter of 2020 for an amount of €2,084m.

(2) Net capital gains from the sale to Allianz of the half plus one share of the company created to jointly develop the non-life insurance business in Spain, excluding the health insurance line.

(3) Adjusted by additional Tier 1 instrument remuneration. In 2021, 112 million shares acquired within the share buyback program in 2021 were considered.

(4) In 2021, the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche approved by the BBVA Board of Directors in October 2021 (€1,500m), in process at the end of the year 2021, was included.

3 With regard to the recording of costs related to the restructuring process, it should be noted that, solely for management purposes and for the purpose of the comments provided in this report, these are included in the income statement line “Net cost related to the restructuring process”. The financial information is presented to the Group’s Senior Management using this approach. This report includes a reconciliation between the management approach and the BBVA Group’s Consolidated Financial Statements.

10

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year rates of change provided below refer to constant exchange rates. In doing so, with regard to income statement amounts, average exchange rates for the year 2021 are used for each currency in the geographical areas where the Group operates for all periods.

Net interest income as of December 31, 2021 was higher than in the same period of the previous year (+6.1%), due to the good performance in South America, Mexico and Turkey, which offset the poor evolution in Spain and Rest of Business.

All areas, with the exception of Rest of Business, showed a positive performance in the net fees and commissions line compared to the accumulated amount reported in this line in 2020 (+19.8% in the Group), which is partly explained by the increase in activity and higher fees from payment systems, deposits and asset management in 2021, compared to 2020, which was affected by the removal of certain fees as a measure to support customers during the worst moments of the pandemic.

NET INTEREST INCOME/ATAS (1) (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) Excluding BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

NTI showed a year-on-year increase of +30.5% as of December 31, 2021, mainly due to the good performance of the Global Markets unit in Turkey and Spain and the revaluations of the Group stakes in Funds & Investment Vehicles in tech companies and the industrial and financial portfolio.

The other operating income and expenses line accumulated a result of €-295m as of December 31, 2021, compared to € -95m in the same period last year, due to the higher negative adjustment for inflation in Argentina, the greater annual contribution of BBVA to the public deposit guarantee schemes, and the lower contribution of the insurance business in Spain due to the bancassurance operation with Allianz. This was partially offset by higher dividend income, better performance of the Group’s investments in subsidiaries, joint ventures and associates and the greater contribution of the leasing business in Turkey.

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

11

Operating expenses increased (+8.5% in year-on-year terms) in all areas except Spain, where they remained contained and Rest of Business, where they decreased. This growth is framed within an environment of activity recovery and high inflation.

The efficiency ratio stood at 45.2% as of December 31, 2021, with an improvement of 53 basis points over the ratio at the end of December 2020.

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	EFFICIENCY RATIO (PERCENTAGE)

Impairment on financial assets not measured at fair value through profit or loss (impairment on financial assets) closed December, 2021 with a negative balance of €3,034m, significantly lower than the previous year (-38.7%) and with a decrease in all geographical areas mainly due to the negative impact of provisions for COVID-19 in 2020.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

The provisions or reversal of provisions line (hereinafter “provisions”) closed with a negative balance of €-264m as of December 31, 2021, -62.8% below the figure accumulated in the same period of the last year, mainly due to provisions to meet potential claims in Spain and to increased provisions for special funds and contingent risk and commitments in Turkey, in both cases registered in 2020.

With regard to other gains (losses) line, it closed December 2021 with a positive balance of €2m, an improvement on the figure reached the previous year (€-341m), mainly due to the impairment of investments in subsidiaries, joint ventures and associates in 2020 registered at the Corporate Center.

As a result of the above, the BBVA Group generated a net attributable profit, excluding non-recurring impacts, of €5,069m in 2021, representing a year-on-year increase of +95.5%. These non-recurring impacts include:

•

The results generated by BBVA USA and the rest of the companies included in the sale agreement to PNC and classified as discontinued operations, which generated €280m in 2021 until the closing of the operation on 1 June, 2021, contrasting very positively with the negative result of € -1,729m accumulated between January and December 2020, which included the impact of the goodwill impairment in the United States. These results are recorded in the “Profit (loss) after tax from discontinued operations” line of the Corporate Center’s income statement.

•

The net cost related to the restructuring process of BBVA S.A. in Spain which amounted to €-696m, of which, before tax, €-754m correspond to the collective layoff and €-240m to branches closures. These costs are also recorded in the income statement of the Corporate Center.

12

Taking into account both impacts, the Group’s net attributable profit between January and December 2021 amounted to €4,653m, which compares very positively with the €1,305m in the same period of the previous year, which included, in addition to the aforementioned results of discontinued operations, the capital gains of €304m from the implementation of the bancassurance agreement reached with Allianz.

The cumulative net attributable profits, in millions of euros, at the close of December 2021 for the various business areas that comprise the Group were as follows: €1,581m in Spain, €2,568m in Mexico, €740m in Turkey, €491m in South America and €254m in Rest of Business.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) EXCLUDING NON-RECURRING IMPACTS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

Note: year-on-year variation at current exchange rates of +256.6%.

General note: non-recurring impacts include: (I) BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 in all periods; (II) the net cost related to the restructuring process as of 2Q21; and (III) the net capital gain from the bancassurance operation with Allianz as of 4Q20.

(1) At current exchange rates: +85.7%.

TANGIBLE BOOK VALUE PER SHARE (1)(2) AND DIVIDENDS (EUROS)	ADJUSTED EARNING (LOSS) PER SHARE (1) AND EARNING (LOSS) PER SHARE (1)(2) (EUROS)

General note: replenishing dividends paid in the period.

General note: adjusted earning per share excludes: (I) BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021, in all periods; (II) the net cost related to the restructuring process as of 2Q21; and (III) the net capital gain from the bancassurance operation with Allianz as of 4Q20.

(1) For the adjusted earning (loss) per share and earning (loss) per share calculation the additional Tier 1 instrument remuneration is adjusted. In the fourth quarter of 2021, 112 million shares acquired within the share buyback program in 2021 were considered.

(2) In the fourth quarter of 2021, the estimated number of shares pending from buyback as of December 31, 2021 of the first tranche approved by the BBVA Board of Directors in October 2021 (€1,500m), in process at the end of the year 2021, was considered.

13

The Group’s profitability indicators improved compared to the end of December 2020, supported by the favorable performance of results.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1) Excludes: (I) BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 in all periods; (II) the net cost related to the restructuring process in 2021; and (III) the net capital gain from the bancassurance operation with Allianz as of 2020.

(1) Excludes: (I) BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021 in all periods; (II) the net cost related to the restructuring process in 2021; and (III) the net capital gain from the bancassurance operation with Allianz as of 2020.

14

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of December 31, 2021 are summarized below:

•

Loans and advances to customers recorded a growth of 2.5% compared to the end of December 2020, mainly due to the performance of business loans (+3.0%) and, to a lesser extent, loans to individuals (+1.5% in the year), which were strongly supported by consumer loans and credit cards (+5.7 overall).

•

Customer funds showed an increase of 4.5% compared to the end of December 2020, thanks to the good performance of both deposits from customers (+2.1%) and off-balance sheet funds (+12.5%). The interest rate situation has led to customers’ preference for demand deposits and mutual funds (which grew by 15.3% compared to the end of the previous year) over time deposits (which decreased by 27.2% compared to December 2020), mainly in Spain, Turkey and Rest of Business. This evolution was offset by growth in demand deposits (+10.1%) in the main geographical areas, with the exception of Turkey, and growth in mutual funds (+15.3%), with Spain, Mexico and, to a lesser extent, Turkey standing out.

•

The year-on-year decrease in the BBVA Group’s total assets (-9.7%) and liabilities (-10.2%) is explained by the sale of BBVA USA and the rest of the companies in the United States included in the agreement with PNC, which materialized on June 1, 2021.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	31-12-21	Δ %	31-12-20
Cash, cash balances at central banks and other demand deposits	67,799	3.5	65,520
Financial assets held for trading	123,493	16.6	105,878
Non-trading financial assets mandatorily at fair value through profit or loss	6,086	17.1	5,198
Financial assets designated at fair value through profit or loss	1,092	(2.2)	1,117
Financial assets at fair value through accumulated other comprehensive income	60,421	(13.0)	69,440
Financial assets at amortized cost	372,676	1.4	367,668
Loans and advances to central banks and credit institutions	18,957	(8.8)	20,784
Loans and advances to customers	318,939	2.5	311,147
Debt securities	34,781	(2.7)	35,737
Investments in subsidiaries, joint ventures and associates	900	(37.3)	1,437
Tangible assets	7,298	(6.7)	7,823
Intangible assets	2,197	(6.3)	2,345
Other assets	20,923	(80.5)	107,373
Total assets	662,885	(9.7)	733,797
Financial liabilities held for trading	91,135	8.4	84,109
Other financial liabilities designated at fair value through profit or loss	9,683	(3.6)	10,050
Financial liabilities at amortized cost	487,893	(0.6)	490,606
Deposits from central banks and credit institutions	67,185	(7.7)	72,806
Deposits from customers	349,761	2.1	342,661
Debt certificates	55,763	(9.7)	61,780
Other financial liabilities	15,183	13.7	13,358
Liabilities under insurance and reinsurance contracts	10,865	9.2	9,951
Other liabilities	14,549	(83.7)	89,061
Total liabilities	614,125	(10.2)	683,777
Non-controlling interests	4,853	(11.3)	5,471
Accumulated other comprehensive income	(16,476)	14.8	(14,356)
Shareholders’ funds	60,383	2.5	58,904
Total equity	48,760	(2.5)	50,020
Total liabilities and equity	662,885	(9.7)	733,797
Memorandum item:
Guarantees given	45,956	6.1	43,294

General note: in 2020, the “Other assets” and “Other liabilities” figures mainly include the non-current assets and liabilities held for sale related to BBVA USA and the rest of the companies sold to PNC on June 1, 2021.

15

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	31-12-21	Δ %	31-12-20
Public sector	19,656	1.5	19,363
Individuals	146,433	1.5	144,304
Mortgages	91,324	(0.1)	91,428
Consumer	31,026	4.9	29,571
Credit cards	12,936	7.7	12,016
Other loans	11,146	(1.3)	11,289
Business	149,309	3.0	144,912
Non-performing loans	14,657	(0.1)	14,672
Loans and advances to customers (gross)	330,055	2.1	323,252
Allowances (1)	(11,116)	(8.2)	(12,105)
Loans and advances to customers	318,939	2.5	311,147

(1) Allowances include the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). As of December 31, 2021 and December 31, 2020 the remaining amount was €266m and €363m, respectively.

The evolution of loans and advances to customers and the customer funds of the BBVA Group for the years 2019, 2020 and 2021 is shown below. For a more homogeneous comparison, the balances of the entire series exclude BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)

CUSTOMER FUNDS (MILLIONS OF EUROS)

	31-12-21	Δ %	31-12-20
Deposits from customers	349,761	2.1	342,661
Demand deposits	293,015	10.1	266,250
Time deposits	55,059	(27.2)	75,610
Other deposits	1,687	110.6	801
Other customer funds	115,767	12.5	102,947
Mutual funds and investment companies	74,810	15.3	64,869
Pension funds	38,763	7.0	36,215
Other off-balance sheet funds	2,195	17.8	1,863
Total customer funds	465,529	4.5	445,608

16

Solvency

Capital base

The Group’s CET1 Fully-loaded ratio stood at 12.75% as of December 31, 2021, which represents a decrease in in the quarter (-173 basis points), although it maintains a large management buffer on the Group’s capital requirements and is above the management target, which is to be within the range of 11.5-12% CET1. This CET1 level includes the deduction of the total amount of the share buyback program authorized by the supervisor, amounting to maximum €3.500m and representing an impact of approximately -130 basis points. For more information on the Group’ share buyback program, please see “Other highlights” at the end of the “Highlights” section.

In addition to the above-mentioned effect, during the fourth quarter of 2021, the recurrent income generation net of dividends and remunerations of AT1 instruments contributed 18 basis points. On the other hand, the growth of risk-weighted assets (RWAs) had an impact of -49 basis points, which is mostly explained by the growth of activity in the quarter and additionally, to a lesser extent, by the update of the RWAs for operational risk (which is carried out annually, and which is explained by the increase in the level of revenues compared to previous periods) and by the growth of the RWAs that are specific to market activity and are exposed to higher volatility. Finally, the other items affecting the CET1, most notably the effect of exchange rate evolution and portfolio valuation, resulted in a reduction of 12 basis points.

The consolidated fully-loaded additional Tier 1 capital (AT1) stood at 1.87% as of December 31, 2021, which results in a decrease of -4 basis points compared to the previous quarter.

The consolidated fully-loaded Tier 2 ratio as of December 31, 2021 stood at 2.37%, a decrease of -11 basis points in the quarter. The total fully-loaded capital adequacy ratio stands at 16.98%.

Following the latest SREP (Supervisory Review and Evaluation Process) decision, received on February, 2022 and applicable as from March 1, 2022, the ECB has informed the Group that the Pillar 2 requirement would remain at 1.5% (of which 0.84% must be CET1 at least). Therefore, BBVA must maintain a CET1 capital ratio of 8.60% and a total capital ratio of 12.76% at the consolidated level.

The phased-in CET1 ratio, on consolidated terms, stood at 12.98% as of December 31, 2021, considering the transitory effect of the IFRS 9 standard. AT1 reached 1.86% and Tier 2 reached 2.40%, resulting in a total capital adequacy ratio of 17.24%.

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in			CRD IV fully-loaded
	31-12-21 (1) (2)	31-12-20	31-12-19	31-12-21 (1) (2)	31-12-20	31-12-19
Common Equity Tier 1 (CET 1)	39,937	42,931	43,653	39,172	41,345	42,856
Tier 1	45,674	49,597	49,701	44,910	48,012	48,775
Tier 2	7,383	8,547	8,304	7,283	8,101	7,464
Total Capital (Tier 1 + Tier 2)	53,057	58,145	58,005	52,193	56,112	56,240
Risk-weighted assets	307,791	353,273	364,448	307,331	352,622	364,942
CET1 (%)	12.98	12.15	11.98	12.75	11.73	11.74
Tier 1 (%)	14.84	14.04	13.64	14.61	13.62	13.37
Tier 2 (%)	2.40	2.42	2.28	2.37	2.30	2.05
Total capital ratio (%)	17.24	16.46	15.92	16.98	15.91	15.41

(1) As of December 31, 2021, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873).

(2) Preliminary data.

17

Regarding shareholder remuneration, after the lifting of the recommendations by the European Central Bank, on September 30, 2021, BBVA informed that the BBVA’s Board of Directors approved the payment in cash of €0.08 gross per share, as gross interim dividend against 2021 results, which was paid on October 12, 2021. This dividend is already considered within the capital ratios of the Group. In addition, on February 3, 2022 it was announced that a cash distribution in the amount of €0.23 gross per share was expected to be submitted to the relevant governing bodies for consideration. If approved, the total cash distributions would amount to €0.31 gross per share. Therefore, the total shareholder remuneration will be the result of the cash payments discussed and the share buyback programs.

SHAREHOLDER STRUCTURE (31-12-2021)

	Shareholders		Shares issued
Number of shares	Number	%	Number	%
Up to 500	341,510	41.3	63,972,992	1.0
501 to 5,000	381,597	46.2	671,795,023	10.1
5,001 to 10,000	55,785	6.7	392,338,799	5.9
10,001 to 50,000	43,159	5.2	824,841,257	12.4
50,001 to 100,000	3,092	0.4	210,665,277	3.2
100,001 to 500,000	1,410	0.2	256,532,572	3.8
More than 500,001	282	0.0	4,247,740,660	63.7
Total	826,835	100.0	6,667,886,580	100.0

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must reach, by January 1, 2022, an amount of own funds and eligible liabilities equal to 24.78%4 of the total RWAs of its resolution group, at a sub-consolidated5 level (hereinafter, the “MREL in RWAs”). This is currently the most restrictive requirement for BBVA. Given the structure of own funds and admissible liabilities of the resolution group, as of December 31, 2021, the MREL ratio in RWAs stands at 28.34%6,7, complying with the aforementioned MREL requirement.

With the aim of reinforcing compliance with these requirements, in March 2021, BBVA carried out an issue of a senior preferred debt for an amount of €1 billion, with a maturity of 6 years and an option for early redemption after five years. In September 2021, BBVA issued a €1 billion a floating rate senior preferred social bond, maturing in 2 years. These issuances have mitigated the loss of eligibility of three issuances, two senior preferred issues and one senior non-preferred issue issued during 2017 and reaching their maturity in 2021. In this regard, in January 2022, a senior non-preferred bond for €1 billion has been issued, with a maturity of 7 years and an option for early redemption in the sixth year, with a coupon of 0.875%, although it is not taken into account for the December 2021 ratios.

Lastly, the Group’s leverage ratio stood at 6.7% fully-loaded (6.8% phased-in)8 as of December 31, 2021. These figures include the effect of the temporary exclusion of certain positions with the central banks of the different geographical areas where the Group operates, foreseen in the “CRR-Quick fix”.

Ratings

During 2021, BBVA’s rating has continued to show its strength and all agencies have maintained their rating in the A category. Last December, S&P upgraded BBVA’s rating one notch to A from A-, considering that a sizable enough cushion of bail-inable instruments has been issued, and following a methodological update that recognizes the strength of the Multiple Point of Entry (MPE) resolution strategy. The outlook changed to negative from stable, now conditioned by the rating given by S&P to the Spanish sovereign (also A, with negative outlook). The following table shows the credit ratings and outlook given by the agencies:

RATINGS

Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s	A3	P-2	Stable
Standard & Poor’s	A	A-1	Negative

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating respectively, to BBVA’s long term deposits.

4 Pursuant to the new applicable regulation, the MREL in RWAs and the subordination requirement in RWAs do not include the combined requirement of applicable capital buffers.

5 In accordance with the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB, the resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. As of December 31, 2019, the total RWAs of the resolution group amounted to €204,218m and the total exposure considered for the purpose of calculating the leverage ratio amounted to €422,376m.

6 Own resources and eligible liabilities to meet, both, MREL and the combined capital buffer requirement applicable.

7 As of December 31, 2021, the MREL ratio in Leverage Ratio stands at 11.35% and the subordination ratios in terms of RWAs and in terms of exposure of the leverage ratio, stand at 24.65% and 9.87%, respectively, being preliminary data.

8 The Group’s leverage ratio is provisional at the date of release of this report.

18

Risk management

Credit risk

In 2020, following the outbreak of the pandemic, the local authorities of the countries in which the Group operates initiated economic support measures for the management of the COVID-19 crisis, including the granting of relief measures in terms of temporary payment deferrals to customers affected by the pandemic, as well as the granting of loans covered by public guarantees, especially to companies and self-employed workers.

These measures were supported by the rules issued by the authorities of the geographical areas where the Group operates, as well by certain industry agreements, and were intended to ease the temporary liquidity needs of the customers. By the end of the year, the temporary deferral measures had been completed in all the geographical areas.

For the purposes of classifying exposures based on their credit risk, the Group has maintained a rigorous application of IFRS 9 at the time of granting the moratoriums and has reinforced the procedures to monitor credit risk both during their tern and upon their maturity. In this regard, additional indicators were introduced to identify the significant increase in risk that may have occurred in some operations or a set of them and, where appropriate, proceed to classify it in the corresponding risk stage.

Likewise, the indications provided by the European Banking Authority (EBA) have been taken into account, to not consider as refinancing the moratoriums that meet a series of requirements and that have been requested before March 31, 2021, without prejudice to keep the exposure classified in the corresponding risk stage or its consideration as refinancing if it was previously so classified.

In relation to the temporary payment deferrals for customers affected by the pandemic and with the goal of mitigating as much as possible the impact of these measures in the Group, due to the high concentration of its maturities over time, continuous monitoring of the effectiveness of these measures has been carried out in order to verify their compliance and to adapt dynamically to the evolution of the crisis. As of December 31, 2021, the payment deferrals granted by the Group following EBA criteria amounted to €189m.

Calculation of expected losses due to credit risk

To respond to the circumstances generated by the COVID-19 pandemic in the macroeconomic environment, characterized by a high level of uncertainty regarding its intensity, duration and speed of recovery, forward-looking information was updated in the IFRS 9 models to incorporate the best information available at the date of the publication of this report. The estimation of the expected losses was calculated for the different geographical areas in which the Group operates, with the best information available for each of them, considering both the macroeconomic perspectives and the effects on specific portfolios, sectors or specific debtors. The scenarios used consider the various economic measures that have been announced by governments as well as monetary, supervisory and macroprudential authorities around the world.

The classification of vulnerable activities to COVID-19 was established at the outbreak of the pandemic, in order to identify activities susceptible to further deterioration in the Group’s portfolio. Based on this classification, management measures were taken, with preventive rating adjustments and restrictive definition of risk appetite. Given the progress made during the course of the pandemic, which has led to the almost complete elimination of restrictions on mobility and the subsequent recovery from these restrictions, consideration is now being given to the specific characteristics of each client over and above their belonging to a particular sector.

As of December 31, 2021, in order to incorporate those aspects not included in the impairment models, there are management adjustments to the expected losses amounting to €311m for the entire Group, €226m in Spain, €18m in Peru and €68m in Mexico. As of September 30, 2021 this concept amounted to €304m in total, of which €272m were allocated to Spain and €32m to Peru. The variation in the last quarter is due to the provisions in Spain and Peru, as well as the aforementioned additional provision in Mexico due to the anticipation of the potential impairment associated with support products after the expiry date of the deferrals.

BBVA Group’s credit risk indicators

The situation generated by the pandemic continued to affect BBVA Group’s main risk indicators in 2021. In addition, in the fourth quarter of 2021, the Group incorporated additional impairment indicators into its credit risk management processes to be consistent with the new definition of default (NDoD) in accordance with Article 178 of Regulation (EU) No 575/2013 (CRR) that applies in the prudential area. The incorporation of these complementary indicators has led to a one-off increase in the balance of non-performing loans and thus an effect on the NPL ratio and the NPL coverage ratio. In view of the above and the recurring trend, the Group’s main credit risk indicators behaved as follows:

•

Credit risk has increased by 1.2% in the quarter (+3.5% at constant exchange rates). At constant exchange rates and at the Group level, there was a generalized increase in this metric during the quarter, led by Spain and Rest of Business (originating from certain wholesale operations), with increases in Mexico, Turkey and South America (highlighting Argentina and Colombia). Compared to the end of December 2020, credit risk increased by 2.5% (+5.3% at constant exchange rates, with growth in all geographical areas except Chile and Peru).

•

The balance of non-performing loans (NPL) increased in the fourth quarter of the year (+3.9% in current terms and 5.8% at constant rates) in practically all geographical areas, as a result of the aforementioned implementation of the new definition of default. Compared to the end of 2020, the balance decreased by 0.1% (+3.6% at constant exchange rates) with decreasing NPL flows in the first three quarters of the year supported by contained inflows and positive recoveries, and a fourth quarter impacted by the implementation of the aforementioned new definition of default.

19

NON-PERFORMING LOANS (1) AND PROVISIONS (1) (MILLIONS OF EUROS)

(1) Excludes BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

•

The NPL ratio stood at 4.1% as of December 31, 2021 (4.0% in September 2021), 10 basis points below the figure recorded in December 2020. Excluding the effect of introduction of the new definition of default, the NPL ratio would have been around 3.8% as of December 2021, which is 45 basis points below the figure recorded at the end of 2020.

•	Loan-loss provisions decreased by 8.4% compared to December 2020 (-3.0% in the quarter) as a result of the NPL management carried out during the year coupled with an increase in write-offs.

•	The NPL coverage ratio amounted to 75%, -682 basis points in contrast with the end of 2020. Compared to the previous quarter, the NPL coverage ratio was -533 basis points lower.

•	The cumulative cost of risk as of December 30, 2021 stood at 0.93% (62 basis points below the end of 2020 and +1 basis point compared to September 2021).

NPL (1) AND NPL COVERAGE (1) RATIOS AND COST OF RISK (1) (PERCENTAGE)

(1) Excluding BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

CREDIT RISK (1) (MILLIONS OF EUROS)

	31-12-21	30-09-21	30-06-21	31-03-21	31-12-20
Credit risk	376,011	371,708	370,348	365,292	366,883
Non-performing loans	15,443	14,864	15,676	15,613	15,451
Provisions	11,536	11,895	12,033	12,612	12,595
NPL ratio (%)	4.1	4.0	4.2	4.3	4.2
NPL coverage ratio (%) (2)	75	80	77	81	82

General note: figures excluding BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021, for the periods of 2021 and December 2020, and the classification of BBVA Paraguay as non-current assets and liabilities held for sale for December 2020.

(1) Includes gross loans and advances to customers plus guarantees given.

(2) The NPL coverage ratio includes the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). Excluding these allowances, the NPL coverage ratio would stand at 73% as of December 31, 2021 and 79% as of December 31, 2020.

20

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	4Q21 (1)	3Q21	2Q21	1Q21	4Q20
Beginning balance	14,864	15,676	15,613	15,451	15,006
Entries	2,875	1,445	2,321	1,915	2,579
Recoveries	(1,235)	(1,330)	(1,065)	(921)	(1,016)
Net variation	1,640	115	1,256	994	1,563
Write-offs	(832)	(848)	(1,138)	(796)	(1,149)
Exchange rate differences and other	(228)	(80)	(55)	(36)	31
Period-end balance	15,443	14,864	15,676	15,613	15,451
Memorandum item:
Non-performing loans	14,657	14,226	15,013	14,933	14,709
Non performing guarantees given	786	637	663	681	743

General note: figures excluding BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021, for the periods of 2021 and the fourth quarter of 2020, and the classification of BBVA Paraguay as non-current assets and liabilities held for sale for the the fourth quarter of 2020.

(1) Preliminary data.

Structural risks

Liquidity and funding

Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

In view of the initial uncertainty caused by the outbreak of COVID-19 in March 2020, different central banks provided a joint response through specific measures and programs, some of which have been extended into 2021 to facilitate the financing of the real economy and the provision of liquidity in the financial markets, supporting the soundness of liquidity buffers in all geographical areas.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with liquidity ratios well above the minimum required:

•

The BBVA Group’s liquidity coverage ratio (LCR) remained comfortably above 100% throughout 2021, and stood at 165% as of December 31, 2021. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 213%.

•

The net stable funding ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group’s NSFR ratio, calculated based on the criteria established in the Regulation (UE) 2019/876 of the European Parliament and of the Council of May 20, 2019, with entry into force in June 2021, stood at 135% as of December 31, 2021.

The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 31-12-21)
	Eurozone (1)	Mexico	Turkey	South America

LCR	190	245	211	All countries >100

NSFR	126	149	162	All countries >100

(1) Perimeter: Spain + the rest of the Eurozone where BBVA has presence.

One of the key elements in BBVA’s Group liquidity and funding management is the maintenance of large high quality liquidity buffers in all the geographical areas where the Group operates. In this respect, the Group has maintained for the last 12 months an average volume of high quality liquid assets (HQLA) accounting to €138,2 billion, among which, 93% correspond to maximum quality assets (LCR Tier 1).

21

The most relevant aspects related to the main geographical areas are the following:

•

In the Eurozone, BBVA has continued to maintain a sound position with a large high-quality liquidity buffer. During 2021, commercial activity has drawdown liquidity amounting to approximately €9 billion due to the increase in lending activity, especially in the last quarter of the year, as well as the decrease in the volume of deposits, mainly wholesale. It should also be noted that in the second quarter of 2021, the payment of the BBVA USA sale transaction was collected. In addition, in March 2021, BBVA S.A. took part in the TLTRO III liquidity window program to take advantage of the improved conditions announced by the European Central Bank (ECB) in December 2020, with an amount drawn of €3.5 billion that, together with the €34.9 billion available at the end of December 2020 , amount to €38.4 billion at the end of December 2021.

•

In BBVA Mexico, commercial activity has provided liquidity between January and December 2021 in the amount of approximately 73 billion Mexican pesos, derived from a higher growth in customer funds compared to the growth in lending activity. This increased liquidity is expected to be reduced due to the recovery in lending activity expected in 2022. This solid liquidity position has allowed to carry out an efficient policy in the cost of funding, in an environment of higher interest rates. In terms of wholesale issuances, there was no need to refinance any maturities in 2021, having matured in 2021 a subordinated issue amounting to USD 750m and a senior issue amounting to 4,500 million Mexican pesos.

•

In the fourth quarter, the Central Bank of the Republic of Turkey made a series of cuts in benchmark rates, despite the increases in the inflation rate, for a total of 400 basis points to 14%, triggering an adverse reaction from the markets and severe currency depreciation. In order to alleviate the depreciation of the currency, during the month of December, the Turkish government implemented a new mechanism to encourage local currency deposits. During 2021, the lending gap in local currency has widened, with a higher increase in loans than in deposits, while the lending gap in foreign currency has narrowed, due to a decline in loans and an increase in deposits. Garanti BBVA continues to maintain a stable liquidity position with comfortable ratios.

•

In South America, the liquidity situation remains adequate throughout the region, despite the fact that central banks in the region have started rate hike cycles and withdrawal of stimulus programs that mitigate the impact of the COVID-19 crisis. In Argentina, liquidity in the system and in BBVA continues to increase due to the higher growth in deposits than in loans in local currency. In BBVA Colombia, activity picks up accompanied by the growth in deposits. BBVA Peru maintains solid levels of liquidity, while reducing excess liquidity due to growth in lending activity, combined with a contraction of deposits, following a costs control strategy.

The main wholesale financing transactions carried out by the companies of the BBVA Group are listed below:

•

In March 2021, BBVA S.A. issued a senior preferred debt for an amount of €1 billion, with a maturity of 6 years and an option for early redemption after five years. In September 2021, BBVA S.A. issued a floating rate senior preferred bond totaling €1 billion and maturing in 2 years, the fifth issue made by BBVA linked to environmental, social and governance (ESG) criteria. Additionally, in January 2022, BBVA S.A. issued a €1 billion senior non-preferred bond, with a maturity of 7 years and an option for early redemption in the sixth year, with a coupon of 0.875%.

•

In Turkey, there have been no issuances in 2021. The Bank renewed its syndicated loans in June and November, indexed to sustainability criteria. On June 2, BBVA Garanti renewed 100% of a syndicated loan, formed by two separate tranches, amounting to USD 279m and €294m, with a 1-year maturity and a cost of Libor +2.50% and Euribor +2.25%, respectively. In November, the Bank renewed 100% of the second tranche of the mentioned loan, for USD 365m and €247m, at a cost of Libor + 2.15% and Euribor + 1.75% respectively.

•	In South America, BBVA Uruguay issued in February 2021 the first sustainable bond on the Uruguayan financial market for USD 15m at an initial interest rate of 3.854%.

Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, principally stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratio and ensure the stability of its income statement.

The U.S. dollar accumulated a 8.3% appreciation against the euro in 2021, thus reversing a large part of the depreciation which occurred in 2020 after the outbreak of the pandemic. Among the emerging currencies, it is worth highlighting the strong depreciation of the Turkish lira in 2021 (-40.2%), severely penalized in recent months by rate reductions. The positive aspect came from the good performance of the Mexican peso, which registered an appreciation of 5.5% against the euro since the end of 2020. With regard to South American currencies, Peruvian sol finally closed the year with a very moderate depreciation against the euro (-1.3%), while Chilean peso (-8.8%) and Colombian peso (-6.6%) depreciated slightly more. For its part, Argentine peso registered a moderate depreciation (-11.3%) compared to previous years.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
		Δ % on	Δ % on		Δ% on
	31-12-21	31-12-20	30-09-21	2021	2020
U.S. dollar	1.1326	8.3	2.2	1.1827	(3.5)
Mexican peso	23.1438	5.5	2.6	23.9842	2.3
Turkish lira	15.2335	(40.2)	(32.4)	10.5067	(23.4)
Peruvian sol	4.5045	(1.3)	6.2	4.5867	(13.0)
Argentine peso (1)	116.37	(11.3)	(1.8)	–	–
Chilean peso	956.70	(8.8)	(2.7)	897.78	0.6
Colombian peso	4,509.06	(6.6)	(1.5)	4,427.36	(4.8)

(1) According to IAS 29 “Financial information in hyperinflationary economies”, the year-end exchange rate is used for the conversion of the Argentina income statement.

BBVA maintains its policy of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of annual earnings and around 70% of the CET1 capital ratio surplus. The closing of the sale of BBVA USA in June has modified the Group’s CET1 fully-loaded ratio sensitivity to changes in the currencies. The most affected sensitivity by this change has been the U.S. dollar, which stands at around +18 basis points in the face of a 10% depreciation in the currency. The sensitivity of the Mexican peso is estimated at -7 basis points at the end of December 2021 and -1 basis point in the case of the Turkish lira, both currencies estimated against a depreciation of 10%. With regard to coverage levels of the expected results for 2022 is close to 65% in the case of Mexico, 20% in Turkey and 100% in Peru and Colombia.

22

Interest rate

Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of net interest income (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), in order to analyze the potential impact that could derive from a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year to take into account any changes in observed behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in accordance with the established objective, showing positive sensitivity toward interest rate increases in the net interest income. Effective management of structural balance sheet risk has mitigated the negative impact of the downward trend in interest rates and the volatility experienced as a result of the effects of COVID-19, and is reflected in the soundness and recurrence of net interest income.

At the market level, the fourth quarter of 2021, has seen flattening of the main sovereign curves in developed countries (mainly due to higher increases in the short sections of the curve), resulting from biases towards more restrictive monetary policies of central banks in the face of higher inflation levels (especially in the United States). With regard to the emerging world, similar flattening moves, continuing with the rate hike cycle, even accelerating the pace in many of the countries (with the exception of Turkey, which dropped 400 basis points in total at the October, November and December meetings).

By area, the main features are:

•

Spain has a balance sheet characterized by a high proportion of variable-rate loans (basically mortgages and corporate lending) and liabilities composed mainly of customer demand deposits. The ALCO portfolio acts as a management lever and hedging for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The balance sheet interest rate risk profile remained stable during the year, showing a positive net interest income sensitivity to 100 basis points increases by the interest rates slightly above 20%.

•

On the other hand, the ECB held the marginal deposit facility rate unchanged at -0.50% during the year and maintained the extraordinary support programs created due to the COVID-19 crisis (in December it announced the end in March 2022 of its Pandemic Emergency Purchase Program, which was launched at the outbreak of the pandemic). This has created stability in European benchmark interest rates (Euribor) throughout 2021. In this sense, customer spread keeps pressured by the low interest rates environment.

•

Mexico continues to show a balance between fixed and variable interest rates balances. In terms of assets that are most sensitive to interest rate fluctuations, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds with limited maturities. Net interest income sensitivity continues to be limited, registering a positive impact against 100 basis points increases in the Mexican peso, which is around 2%. The monetary policy rate stands at 5.50%, higher that at the end of 2020 (4.25%), after a 25 basis points reduction during the first quarter of 2021 and increases of 150 basis points since the June meeting. Regarding the consumer spread, an improvement can be appreciated during 2021, a trend which should continue due to the higher interest rates environment.

•

In Turkey, the sensitivity of loans, which are mostly fixed-rate but with relatively short maturities, and the ALCO portfolio balance the sensitivity of deposits on the liability side. The interest rate risk is thus limited, both in Turkish lira and in foreign currencies. With regard to benchmark rates, there was an increase of 200 basis points in the first quarter compared to the level seen in December 2020; during the second quarter the benchmark rates remained unchanged; and, in the third and fourth quarters saw a reversal of the trend, with reductions of 100 and 400 basis points, respectively. The customer spread in Turkish lira has improved in 2021 in a volatile environment.

•

In South America, the interest rate risk profile remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with limited net interest income sensitivity. In addition, in balance sheets with several currencies, interest rate risk is managed for each of the currencies, showing a very low level of risk. Regarding the benchmark rates of the central banks of Peru and Colombia, a rising trend in rates began in the third quarter of 2021, with increases of 225 and 125 basis points, respectively, throughout the second half of the year. There has been little change in customer spreads during the year, which are expected to improve in an environment of higher interest rates.

INTEREST RATES (PERCENTAGE)

	31-12-21	30-09-21	30-06-21	31-03-21	31-12-20	30-09-20	30-06-20	31-03-20
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months (1)	(0.58)	(0.55)	(0.54)	(0.54)	(0.54)	(0.49)	(0.38)	(0.42)
Euribor 1 year (1)	(0.50)	(0.49)	(0.48)	(0.49)	(0.50)	(0.41)	(0.15)	(0.27)
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	5.50	4.75	4.25	4.00	4.25	4.25	5.00	6.50
CBRT (Turkey)	14.00	18.00	19.00	19.00	17.00	10.25	8.25	9.75

(1) Calculated as the month average.

23

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios.

The structure of the business areas reported by the BBVA Group as of December 31, 2021, differs from the one presented at the end of 2020, mainly as a consequence of the removal of the United States as a business area, derived from the sale agreement reached with PNC and closed on June 1, 2021, once the pertinent mandatory authorizations were obtained. BBVA continues to have a presence in the United States, mainly through the wholesale business which the Group develops in the New York branch and its broker dealer BBVA Securities Inc.

The composition of BBVA Group business areas is summarized below:

•

Spain mainly includes the banking and insurance businesses that the Group carries out in this country, including the proportional share of the results of the new company created from the bancassurance agreement reached with Allianz at the end of 2020.

•	Mexico includes banking and insurance businesses in this country, as well as the activity that BBVA Mexico carries out through its branch in Houston.

•	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•

South America mainly includes banking and insurance activity conducted in the region. The information for this business area includes BBVA Paraguay data for the results, activity, balances and relevant business indicators for 2020 and is not included in 2021 as the sale agreement was reached in January 2021.

•

Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain) and in the United States, as well as the banking business developed through BBVA’s 5 branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; structural exchange rate positions management; portfolios whose management is not linked to customer relations, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies including the venture capital fund Propel Venture Partners; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as such portfolios and assets’ funding. Additionally, the results obtained by BBVA USA and the rest of the companies included in the sale agreement to PNC until the closing of the transaction on June 1, 2021, are presented in a single line of the income statements called “Profit (loss) after taxes from discontinued operations”. Finally, the costs related to the BBVA S.A. restructuring process in Spain, being considered such process a strategic decision, are included in this aggregate and are recorded in the line “Net cost related to the restructuring process”.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business areas is based on units at the lowest level and/or companies that make up the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity. The figures corresponding to 2020 have been elaborated following the same criteria and the same structure of the areas previously explained, so that the year-on-year comparisons are homogeneous.

Regarding the shareholders’ funds allocation, in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Finally it should be noted that, as usual, in the case of the different business areas in America, Turkey, Rest of Business and CIB, apart from including the year-on-year variations applying current exchange rates, the ones at constant exchange rates are also given.

24

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of businesses	S Business areas	Corporate Center
2021
Net interest income	14,686	3,502	5,836	2,370	2,859	281	14,849	(163)
Gross income	21,066	5,925	7,603	3,422	3,162	741	20,854	212
Operating income	11,536	2,895	4,944	2,414	1,661	291	12,204	(668)
Profit (loss) before tax	8,240	2,122	3,528	1,953	961	314	8,878	(638)
Net attributable profit (loss) excluding non-recurring impacts (1)	5,069	1,581	2,568	740	491	254	5,633	(564)
2020
Net interest income	14,592	3,566	5,415	2,783	2,701	291	14,756	(164)
Gross income	20,166	5,567	7,025	3,573	3,225	839	20,229	(63)
Operating income	11,079	2,528	4,680	2,544	1,853	372	11,977	(898)
Profit (loss) before tax	4,813	823	2,475	1,522	896	280	5,996	(1,183)
Net attributable profit (loss) excluding non-recurring impacts (1)	2,729	652	1,761	563	446	222	3,644	(915)

(1) Non-recurring impacts include: (I) profit (loss) after tax from discontinued operations in 2021 and 2020 ; (II) the net costs related to the restructuring process in 2021; and (III) the net capital gain from the bancassurance operation with Allianz in 2020.

GROSS INCOME (1), OPERATING INCOME (1) AND NET ATTRIBUTABLE PROFIT (1) BREAKDOWN (PERCENTAGE. 2021)

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of businesses	S Business areas	Corporate Center	Deletions	NCA&L (1)
31-12-21
Loans and advances to customers	318,939	171,097	55,809	31,414	34,608	26,949	319,877	1,006	(1,945)	—
Deposits from customers	349,761	206,663	64,003	38,341	36,340	6,266	351,613	175	(2,027)	—
Off-balance sheet funds	115,767	70,072	26,445	3,895	14,756	597	115,765	2	—	—
Total assets/liabilities and equity	662,885	413,477	118,106	56,245	56,124	40,314	684,266	30,835	(52,216)	—
RWAs	307,791	113,825	64,573	49,718	43,334	29,252	300,703	7,088	—	—
31-12-20
Loans and advances to customers	311,147	167,998	50,002	37,295	33,615	24,015	312,926	505	(1,299)	(985)
Deposits from customers	342,661	206,428	54,052	39,353	36,874	9,333	346,040	363	(2,449)	(1,293)
Off-balance sheet funds	102,947	62,707	22,524	3,425	13,722	569	102,947	—	—	—
Total assets/liabilities and equity	733,797	408,030	110,236	59,585	55,436	35,172	668,460	105,416	(40,080)	—
RWAs	353,273	104,388	60,825	53,021	39,804	24,331	282,370	70,903	—	—

(1) Non-current assets and liabilities held for sale (NCA&L) from BBVA Paraguay as of 31-12-20.

25

BBVA Group, as of December 31, 2021, had 110,432 employees, 6,083 branches and 29,148 ATMs, a decrease of 10.3%, 18.2% and 6.0%, respectively, compared to the end of December 2020. The decrease was mainly due to the removal of BBVA USA and the rest of the companies in the United States following its sale on June 1, 2021, as well as the beginning of the employee departures and branch closures as a result of the restructuring plan of BBVA S.A. in Spain.

With regard to the number of employees in Mexico, there has been an increase, explained by the internalization of employees whose tasks are directly linked to the Bank’s activity. This internalization, carried out in July 2021, is part of the labor reform in the country.

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

26

Spain

Highlights

●	Growth in lending activity throughout the year

●	Favorable performance of recurring income, driven by commissions

●	Improvement in the efficiency ratio and outstanding gross income growth

●	Decrease in impairment on financial assets, compared to a 2020 that was strongly affected by the pandemic, resulting in a lower cost of risk

BUSINESS ACTIVITY (1) (VARIATION COMPARED TO 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

27

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2021	Δ %	2020
Net interest income	3,502	(1.8)	3,566
Net fees and commissions	2,189	21.5	1,802
Net trading income	343	97.4	174
Other operating income and expenses	(109)	n.s.	25
Of which: Insurance activities (1)	357	(23.2)	465
Gross income	5,925	6.4	5,567
Operating expenses	(3,030)	(0.3)	(3,039)
Personnel expenses	(1,738)	—	(1,738)
Other administrative expenses	(861)	2.3	(841)
Depreciation	(431)	(6.3)	(460)
Operating income	2,895	14.5	2,528
Impairment on financial assets not measured at fair value through profit or loss	(503)	(56.9)	(1,167)
Provisions or reversal of provisions and other results	(270)	(49.8)	(538)
Profit (loss) before tax	2,122	157.9	823
Income tax	(538)	221.7	(167)
Profit (loss) for the year	1,584	141.6	655
Non-controlling interests	(2)	(32.5)	(3)
Net attributable profit (loss)	1,581	142.6	652
(1) Includes premiums received net of estimated technical insurance reserves.

Balance sheets	31-12-21	Δ %	31-12-20
Cash, cash balances at central banks and other demand deposits	26,386	(31.2)	38,356
Financial assets designated at fair value	145,544	7.3	135,590
Of which: Loans and advances	50,631	78.9	28,301
Financial assets at amortized cost	199,663	0.8	198,173
Of which: Loans and advances to customers	171,097	1.8	167,998
Inter-area positions	34,005	28.4	26,475
Tangible assets	2,534	(12.7)	2,902
Other assets	5,346	(18.2)	6,535
Total assets/liabilities and equity	413,477	1.3	408,030
Financial liabilities held for trading and designated at fair value through profit or loss	81,376	13.7	71,542
Deposits from central banks and credit institutions	54,759	(6.8)	58,783
Deposits from customers	206,663	0.1	206,428
Debt certificates	38,224	(6.8)	41,016
Inter-area positions	—	—	—
Other liabilities	18,453	8.8	16,955
Regulatory capital allocated	14,002	5.2	13,306

Relevant business indicators	31-12-21	Δ %	31-12-20
Performing loans and advances to customers under management (1)	168,251	1.7	165,511
Non-performing loans	8,450	1.3	8,340
Customer deposits under management (1)	205,908	0.0	205,809
Off-balance sheet funds (2)	70,072	11.7	62,707
Risk-weighted assets	113,825	9.0	104,388
Efficiency ratio (%)	51.1		54.6
NPL ratio (%)	4.2		4.3
NPL coverage ratio (%)	62		67
Cost of risk (%)	0.30		0.67

(1) Excluding repos.

(2) Includes mutual funds and pension funds.

28

Macro and industry trends

The economic recovery continued in the fourth quarter of 2021, despite the negative impact on activity of the increased infections caused by new variants of the COVID-19. Activity indicators for the fourth quarter suggest a dynamism that could offset, at least partially, the impact on GDP in 2021 of the lower growth in the third quarter (2.6% quarterly) compared to the initial forecast by BBVA Research. According to estimates by BBVA Research, GDP would grow by around 5.1% in 2021, after a fall of 10.8% in 2020, and could increase by 5.5% in 2022 if European funds are used in a timely manner. Inflation continued to accelerate (in December 2021 it stood at 6.5%), driven mainly by energy prices, but will moderate in 2022, according to estimates by BBVA Research.

With regard to the banking system, with data as of the end of October 2021, the volume of lending to the private sector recorded a decline of 0.8% since December 2020, following growth of 2.6% in 2020. The NPL ratio continued to improve, reaching 4.36%, also at the end of October 2021 (4.51% at 2020 year-end). In addition, it should be noted that the system maintained comfortable levels of solvency and liquidity.

Activity

The most relevant aspects related to the area’s activity during 2021 were:

•

Lending activity (performing loans under management) was higher than at the end of 2020 (+1.7%) mainly due to growth in loans to SMEs (+10.2%), consumer loans (+9.1% including credit cards) and the increased activity of CIB in the fourth quarter of 2021 (+1.1 % year-on-year),

•

With regard to asset quality, the non-performing loan ratio increased by 13 basis points in the quarter to stand at 4.2%, mainly due to the increase in non-performing loans, resulting from the reclassification due to the implementation of the aforementioned new definition of default. As a result of this increased balance of non-performing loans, the area’s NPL coverage ratio is reduced to 62% as of December 31, 2021.

•

Total customer funds increased (+2.8%) compared to 2020 year-end, supported by the favorable performance of off-balance sheet funds (+11.7%). For its part, the balance of customer deposits under management was stable during the year (0.0%), as the increase in deposits held by retail customers was offset by the decrease in the balances held by wholesale customers. By product, demand deposits grew by 7.4%, compensating for the drop in time deposits (-41.6%).

The most relevant aspects related to the area’s activity in the fourth quarter of 2021 were:

•

Lending activity (performing loans under management) was higher that in the previous quarter (+1.4%), with the same growth dynamics as reported in the year-on-year trend: growth in the SME segments (+3.7%), consumer loans and credit cards (+2.6%) and, in particular, in CIB, which continued the upward trend of the previous quarter and grew by 5.8%.

•

Total customer funds increased compared to the previous quarter (+3.5%), thanks to the seasonal growth in demand deposits (+5.0%), which compensated for the decrease in time deposits (-12.8%) and also supported by the favorable performance of off-balance sheet funds (+4.4%).

Results

Spain generated a net attributable profit of €1,581m during 2021, up 142.6% from the result posted in the previous year, mainly due to the increased provisions for impairment on financial assets as a result of the COVID-19 outbreak and the provisions made, in both cases in 2020, as well as the increased contribution from fees and commissions revenues and NTI in 2021.

The most notable aspects of the year-on-year changes in the area’s income statement at the end of December 2021 were:

•

Net interest income decreased by 1.8%, mainly due to the effect of the declining interest rates environment on the stock of loans and the lower contribution of the ALCO portfolios, which were partially offset by lower financing costs.

•

Net fees and commissions continued to show a very positive performance (+21.5% year-on-year), mainly favored by a greater contribution from banking services, revenues associated with asset management and the contribution of insurance, in the latter case, by the bancassurance operation with Allianz.

•	NTI showed at the end of December 2021 a significant year-on-year growth of 97.4%, mainly due to the results of the Global Markets unit.

•

The other operating income and expenses line performed poorly compared to the previous year, due to the lower contribution from the insurance business in this line due to the bancassurance operation with Allianz and the higher contribution to the Single Resolution Fund.

•	Operating expenses remained under control (-0.3% in year-on-year terms).

•	As a result of gross income growth and contained expenses, the efficiency ratio stood at 51.1%, representing a significant improvement compared to 54.6% recorded at the end of December 2020.

•

Impairment on financial assets recorded a significant reduction compared to the amount accumulated during 2020, mainly due to the negative impact of the worsening macroeconomic scenario caused by the pandemic following the outbreak of COVID-19 in March 2020, as well as the improvement of said scenario in 2021. For its part, the accumulated cost of risk remained on a downward trend and stood at 0.30% as of December 31, 2021.

•	The provisions and other results line closed at €-270m, which was well below the €-538m recorded in the same period last year, which included provisions for potential claims.

In the fourth quarter of 2021, Spain generated a net attributable profit of €359m (-24.9% compared to the previous quarter). The performance is influenced by the contribution to the DGF made during the last three months of 2021, as well as by higher provisions for impairment on financial assets and growth in operating expenses. This was partially offset by higher fees and NTI together with an improved performance of the provisions and other results line.

29

Mexico

Highlights

●	Growth in lending activity in the year driven by the continued acceleration in the retail portfolio segment since the second quarter of 2021

●	Increase in demand deposits and therefore improvement in the funding mix

●	Growth in recurring income and strength of operating income throughout the year

●	Better performance of impairment on financial assets in 2021

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +5.6%.	(1) At current exchange rate: +45.8%.

30

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2021	Δ %	Δ % (1)	2020
Net interest income	5,836	7.8	5.4	5,415
Net fees and commissions	1,211	14.1	11.6	1,061
Net trading income	366	(13.3)	(15.3)	423
Other operating income and expenses	190	50.3	46.9	126
Gross income	7,603	8.2	5.8	7,025
Operating expenses	(2,659)	13.4	10.9	(2,344)
Personnel expenses	(1,199)	22.9	20.2	(976)
Other administrative expenses	(1,134)	7.3	4.9	(1,057)
Depreciation	(326)	4.6	2.3	(312)
Operating income	4,944	5.6	3.3	4,680
Impairment on financial assets not measured at fair value through profit or loss	(1,440)	(33.7)	(35.2)	(2,172)
Provisions or reversal of provisions and other results	24	n.s.	n.s.	(33)
Profit (loss) before tax	3,528	42.5	39.4	2,475
Income tax	(960)	34.5	31.5	(714)
Profit (loss) for the year	2,568	45.8	42.6	1,761
Non-controlling interests	(0)	41.4	38.3	(0)
Net attributable profit (loss)	2,568	45.8	42.6	1,761

Balance sheets	31-12-21	Δ %	Δ % (1)	31-12-20
Cash, cash balances at central banks and other demand deposits	12,985	41.7	34.4	9,161
Financial assets designated at fair value	35,126	(3.4)	(8.4)	36,360
Of which: Loans and advances	835	(67.7)	(69.4)	2,589
Financial assets at amortized cost	65,311	9.2	3.5	59,819
Of which: Loans and advances to customers	55,809	11.6	5.8	50,002
Tangible assets	1,731	5.1	(0.4)	1,647
Other assets	2,953	(9.1)	(13.9)	3,249
Total assets/liabilities and equity	118,106	7.1	1.6	110,236
Financial liabilities held for trading and designated at fair value through profit or loss	19,843	(16.6)	(21.0)	23,801
Deposits from central banks and credit institutions	3,268	(36.2)	(39.6)	5,125
Deposits from customers	64,003	18.4	12.2	54,052
Debt certificates	7,984	4.5	(0.9)	7,640
Other liabilities	15,779	22.2	15.8	12,911
Regulatory capital allocated	7,229	7.8	2.2	6,707

Relevant business indicators	31-12-21	Δ %	Δ % (1)	31-12-20
Performing loans and advances to customers under management (2)	55,926	10.9	5.1	50,446
Non-performing loans	1,921	5.7	0.1	1,818
Customer deposits under management (2)	63,349	17.8	11.7	53,775
Off-balance sheet funds (3)	26,445	17.4	11.3	22,524
Risk-weighted assets	64,573	6.2	0.6	60,825
Efficiency ratio (%)	35.0			33.4
NPL ratio (%)	3.2			3.3
NPL coverage ratio (%)	106			122
Cost of risk (%)	2.67			4.02

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds and other off-balance sheet funds.

31

Macro and industry trends

Economic growth decelerated in the second half of 2021 after a strong expansion in the first half of the year. Given the recent slowdown, BBVA Research estimates that GDP growth was 5.3% in 2021, seven tenths lower than in the previous forecast, reflecting a partial recovery from the 8.4% drop in 2020. At the same time, in an environment of relatively weak domestic demand, strong inflationary pressures have led Banxico to raise monetary policy interest rates to 5.5% in December, from 4.0% in May. According to estimates by BBVA Research, interest rates will continue to increase, in an environment of relatively high inflation, and GDP growth will moderate significantly to around 2.2% in 2022.

With regard to the banking system, based on data at the end of November 2021, the system’s lending volume increased since December 2020 (+4.1%), showing strong growth in the mortgage portfolio (+8,8% since the end of 2020), followed by consumer loans (+3.4%) and corporate loans (+2.1%), while demand and time deposits increased (+4.6 since December 2020). The NPL ratio in the system recorded slight improvement in 2021, reaching a NPL ratio of 2.15% at the end of November (+2.56% at the end of 2020) and capital indicators, by their part, remained comfortable.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during 2021 were:

●

Lending activity (performing loans under management) grew by 5.1% compared to December 2020 thanks to the performance of the retail segment (+9.5%), which continued to show the dynamism that began in the second quarter of 2021. Within the retail segment, credit cards continued to stand out (+13.4%) followed by consumer and mortgage loans (+4.7% and +9.7%, respectively). Within this segment, SME financing was 15.4% higher compared to the end of December 2020, supported by the expansion of the product offering and the increase in the commercial effort with qualified personnel, which have resulted in a greater number of customers. For its part, the wholesale portfolio, which includes larger companies and the public sector, recorded a growth of (+3.6%). As a result of the above, BBVA Mexico’s mix shows a shift towards the most profitable portfolio, with the retail portfolio representing 50.8% and the wholesale portfolio 49.2%.

●

With regard to asset quality indicators, the NPL ratio recorded an increase of 63 basis points in the fourth quarter of 2021 and a decrease of 16 basis points compared to December 2020, explained by lower recurring NPL entries and a higher recognition of write-offs during the year, along with an increase in activity that has been partially offset in the last quarter due to the reclassification resulting from the implementation of the new definition of default. For its part, the NPL coverage ratio decreased to 106% during the year, due to the reclassification non-performing loans as a result of the new definition of default.

●

Customer deposits under management showed an increase of 11.7% during 2021. This performance is explained by a growth of 15.9% in demand deposits, due to customers’ preference for having liquid balances in an uncertain environment, compared to the decline observed in time deposits (-6.1%). The above has allowed BBVA Mexico to improve its deposits mix, with 84% of total deposits in lower-cost funds. Finally, mutual funds grew by 11.3% between January and December 2021, favored by an improved offering that includes funds linked to environmental, social and governance (ESG) factors.

The most relevant aspects related to the area’s activity during the fourth quarter of 2021 were:

●

Lending activity (performing loans under management) grew by 2.0% between October and December 2021, with growth leveraged on both the good performance of the retail segment (+3.0%), with credit cards standing out due to the “Buen fin” campaign, along with consumer and mortgage loans, and by the wholesale segment, which recorded a growth of 3.0%.

●

Total funds under management increased in the quarter (+5.7%) with growth in demand deposits (+8.5%), partially offset by a decrease in time deposits (-2.0%). For their part, mutual funds closed December with a growth of 3.2%.

Results

In Mexico, BBVA achieved a net attributable profit of €2,568m in 2021, representing a 42.6% increase compared to the same period in 2020, which was significantly affected by the COVID-19 pandemic.

The most relevant aspects of the year-on-year changes in the income statement at the end of December 2021 are summarized below:

●

Net interest income closed 2021 with an increase of 5.4%, due to lower financing costs, the negative impact on this line due to the customer support measures against a backdrop of the pandemic in the second quarter of 2020 and, to a lesser extent, the aforementioned improvement in the portfolio mix in 2021. Also notable is the favorable trend towards recovery in the new retail loan origination, which has already been reflected in this line since the third quarter.

●	Net fees and commissions increased by 11.6% thanks to higher levels of transactions, especially on credit cards, as well as those arising from investment banking operations and mutual fund management.

●	NTI decreased by 15.3% year-on-year, mainly due to lower results from the Global Markets unit in 2021, as well as lower results from ALCO portfolios.

●

The other operating income and expenses line recorded a year-on-year increase of 46.9%, mainly thanks to the results of the insurance unit in 2021 and also supported by the extraordinary revenue generated by the effects of initiatives aimed at transforming the production model, which have allowed operational efficiencies to be increased.

32

●

Operating expenses increased (+10.9%) in an environment of relatively high inflation, mainly due to higher personnel expenses against a backdrop of increased activity. Also contributing to the year-on-year growth is the fact that certain expenses were not incurred in 2020 as a result of the pandemic, and thus increased general expenses in 2021, like technology expenses, among others.

●

The impairment on financial assets decreased significantly compared to the same period last year (-35.2%), mainly due to additional provisions for COVID-19 recorded in 2020. As a result of all the above, the cumulative cost of risk as of December 2021 stood at 2.67%.

●

The provisions and other results line showed a favorable comparison, driven by higher sales of foreclosed assets in 2021 and lower provisions related to contingent risks compared to those recorded during 2020.

In the quarter, excluding the effect of the exchange rate variation, BBVA Mexico generated a net attributable profit of €749m, with a growth of 10.9% compared to the accumulated profit between July and September, in a quarter marked by the good performance of the net interest income (+3.6%), together with a better evolution of the NTI, the increase in operating expenses against a backdrop of recovering activity (+4.8%), increased provisions for impairment on financial assets (+10.1%, still below pre-pandemic levels), and a better performance of the other operating income and expenses line, thanks to the strong performance of insurance results in the quarter (+30.3%).

33

Turkey

Highlights

●	Activity driven by Turkish lira loans and deposits

●	Year-on-year growth in recurring income and NTI

●	Year-on-year decrease in the cost of risk

●	Net attributable profit growth driven by higher revenues and lower impairment on financial assets

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

34

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2021	Δ %	Δ %(1)	2020
Net interest income	2,370	(14.8)	11.2	2,783
Net fees and commissions	564	10.6	44.4	510
Net trading income	413	81.9	137.4	227
Other operating income and expenses	74	39.4	81.9	53
Gross income	3,422	(4.2)	25.0	3,573
Operating expenses	(1,008)	(2.1)	27.8	(1,029)
Personnel expenses	(593)	5.8	38.0	(561)
Other administrative expenses	(297)	(7.0)	21.4	(319)
Depreciation	(118)	(20.8)	3.3	(150)
Operating income	2,414	(5.1)	23.8	2,544
Impairment on financial assets not measured at fair value through profit or loss	(494)	(44.8)	(27.9)	(895)
Provisions or reversal of provisions and other results	33	n.s.	n.s.	(127)
Profit (loss) before tax	1,953	28.3	67.4	1,522
Income tax	(455)	19.9	56.5	(380)
Profit (loss) for the year	1,498	31.1	71.1	1,142
Non-controlling interests	(758)	30.9	70.8	(579)
Net attributable profit (loss)	740	31.3	71.4	563

Balance sheets	31-12-21	Δ %	Δ %(1)	31-12-20
Cash, cash balances at central banks and other demand deposits	7,764	41.7	136.9	5,477
Financial assets designated at fair value	5,289	(0.8)	65.8	5,332
Of which: Loans and advances	295	(29.0)	18.7	415
Financial assets at amortized cost	41,544	(11.1)	48.7	46,705
Of which: Loans and advances to customers	31,414	(15.8)	40.8	37,295
Tangible assets	623	(30.8)	15.7	901
Other assets	1,025	(12.4)	46.4	1,170
Total assets/liabilities and equity	56,245	(5.6)	57.8	59,585
Financial liabilities held for trading and designated at fair value through profit or loss	2,272	(2.7)	62.6	2,336
Deposits from central banks and credit institutions	4,087	20.9	102.1	3,381
Deposits from customers	38,341	(2.6)	62.9	39,353
Debt certificates	3,618	(10.4)	49.8	4,037
Other liabilities	2,166	(49.7)	(16.0)	4,308
Regulatory capital allocated	5,761	(6.6)	56.1	6,170

Relevant business indicators	31-12-21	Δ %	Δ %(1)	31-12-20
Performing loans and advances to customers under management (2)	30,610	(16.5)	39.7	36,638
Non-performing loans	2,995	(5.9)	57.3	3,183
Customer deposits under management (2)	38,335	(2.6)	62.9	39,346
Off-balance sheet funds (3)	3,895	13.7	90.1	3,425
Risk-weighted assets	49,718	(6.2)	56.7	53,021
Efficiency ratio (%)	29.5			28.8
NPL ratio (%)	7.1			6.6
NPL coverage ratio (%)	75			80
Cost of risk (%)	1.33			2.13

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds and pension funds.

35

Macro and industry trends

Activity indicators suggest that GDP has continued to grow strongly in the fourth quarter of 2021, supporting a revision of BBVA Research’s growth estimate for 2021 from 9.5% to around 10.8%. Strong demand, as well as the sharp depreciation of the Turkish lira following the interest rate cuts announced in recent months, contributed to a very significant increase in annual inflation to 36.1% in December 2021. According to BBVA Research’s estimates, growth could moderate to around 3.5% in 2022. However, the economic environment is highly volatile given the combination of high inflation (on average it could be around 50% in 2022), very negative real rates environment, pressure on the Turkish lira and high external financing needs.

With regard to the banking system, based on data as of December 2021 the total volume of lending in the system increased by 37% since December 2020 in local currency (+20% in the Turkish lira portfolio and -5% in the foreign currency loan portfolio), while deposits grew by 54%, included in these growth rates are the effect of inflation and the depreciation of the Turkish lira. The deposit dollarization increased to 64.5% (55.3% the previous year and 55.1% as of September 2021), mainly due to the depreciation of the Turkish lira. The system’s NPL ratio stood at 3.16% at the end of 2021 (4.05% at the end of 2020 and 3.59% as of September 2021).

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during 2021 were:

●

Lending activity (performing loans under management) increased by 39.7% between January and December 2021, driven by the growth in Turkish lira loans (+28.1%). This growth was supported by consumer loans, thanks to the strong origination in General Purpose Loans, and also by credit cards, mortgages and commercial loans. Foreign currency loans (in U.S. dollars) decreased in 2021 (-13.3%).

●

In terms of asset quality, the NPL ratio increased by 57 basis points to 7.1% compared to the end of September 2021. In the quarter, there was positive performance in recoveries and repayments, as well as partial write-offs in the wholesale portfolio and retail portfolio sales; almost offsetting the higher NPL entries mainly due to the reclassification resulting from the implementation of the new definition of default. The NPL coverage ratio stood at 75% as of December 31, 2021, which represents a decrease of 311 basis points in the quarter, mainly due to the evolution of non-performing loans.

●

Customer deposits under management (68% of total liabilities in the area as of December 31, 2021) remained as the main source of funding for the balance sheet and increased by 62.9%. Especially noteworthy is the positive performance of Turkish lira demand deposits (+41.8%), which represent 29% of total customer deposits in local currency, as well as time deposits (+18.7%). Foreign currency deposits (in U.S. dollars) increased by 5.1%. For its part, the evolution of off-balance sheet funds (+90.1%) also stood out.

The most relevant developments in the area’s activity in the fourth quarter of 2021 were:

●

Lending activity growth (performing loans under management) was above the previous quarter (+18.6%), as a result of the growth in Turkish lira loans (+4.7%), while foreign currency loans (in U.S. dollars) increased its rate of contraction in the quarter (-5.6%). In the Turkish lira loan portfolio the performance of consumer loans and credit cards stood out.

●	Total funds under management showed a positive quarterly evolution (+36.3%), driven by the growth of deposits, both in local and foreign currencies.

Results

Turkey generated a net attributable profit of €740m in 2021, 71.4% higher than the previous year, which was impacted by a strong increase in the impairment on financial assets due to the COVID-19 pandemic and also supported by higher contribution from recurring income and NTI in 2021. Taking into account the effect of the depreciation of the Turkish lira over the period, the results generated by Turkey increased by 31.3%.

The most significant aspects of the year-on-year evolution in the area’s income statement at the end of December 2021 were:

●

Net interest income increased by 11.2%, mainly due to larger loan volumes and also due to a higher contribution from inflation-linked bonds. This was partly offset by the contraction of the customer spread during 2021 and by higher financing costs.

●	Net fees and commissions recorded significant growth (+44.4%) mainly driven by the positive performance in payment systems, money transfer, brokerage and guarantees.

●	NTI performed significantly well (+137.4%), mainly due to the earnings of the Global Markets unit, as well as gains from securities transactions.

●	Other operating income and expenses increased by 81.9% in 2021, mainly due to the greater contribution of the subsidiaries of Garanti BBVA, most notably the leasing operations.

●

Operating expenses increased by 27.8%, impacted by the higher average annual inflation rate (above 19%), the depreciation of the Turkish Lira and increased activity. On the other hand, there was a reduction in some discretionary expenses in 2020 due to COVID-19, affecting the year-on-year evolution. Nevertheless, the efficiency ratio remained low (29.5%).

36

●

Impairment on financial assets decreased by 27.9% compared to those registered in 2020, mainly due to the negative impact of the deterioration in the macroeconomic scenario as a result of the outbreak of the COVID-19 pandemic in March 2020, as well as the improvement of said scenario in 2021. In the fourth quarter of 2021, there was an increase in the coverage of customers sensitive to exchange rate fluctuations and higher requirements for provisions were recorded after a recalibration of wholesale risk models, reflecting greater sensitivity to currency evolution. As a result, the cumulative cost of risk at the end of December 2021 has decreased to 1.33% from 2.13% a year earlier.

●

The provisions and other results line closed December with a profit of €33m, compared to the loss of €-127m recorded in the same period of the previous year, mainly thanks to lower provisions for special funds and contingent liabilities and commitments and capital gains from the sale of real estate assets.

In the last quarter of 2021, excluding the exchange rate effect, Turkey generated a net attributable profit of €200m, which represents an increase of 5.0% compared to the previous quarter, mainly due to the positive evolution of the net interest income, which increased by 44.0%, driven by improvement in customer spreads due to lower Turkish lira cost of funding and the higher contribution of inflation-linked bonds. In addition, Turkish lira depreciation also supported net interest income in the quarter because of foreign currency position of the balance sheet. All the aforementioned was in part offset by an increase in the impairment of financial assets in the quarter, an increase in operating expenses (+45.8%) and the upward adjustment of the effective tax rate, resulting from the tax reform implemented in April 2021.

37

South America

Highlights

●	Increase in lending activity in 2021, with growth in both retail and commercial segments

●	Reduction in higher-cost customer funds

●	Favorable year-on-year evolution of recurring income and higher adjustment for inflation in Argentina

●	Reduction in the impairment on financial assets line as 2020 was affected by the outbreak of the pandemic

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos. It excludes the balances of BBVA Paraguay as of 31-12-2020.	General note: Excluding BBVA Paraguay.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates:-10.4%. At constant exchange rates, excluding BBVA Paraguay:+2.0%.	(1) At current exchange rates: +10.1%. At constant exchange rates, excluding BBVA Paraguay: +30.3%.

38

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2021	Δ %	Δ % (1)	Δ % (2)	2020
Net interest income	2,859	5.8	15.5	18.1	2,701
Net fees and commissions	589	21.8	34.9	37.8	483
Net trading income	324	(20.3)	(11.6)	(9.8)	407
Other operating income and expenses	(611)	66.4	71.9	74.4	(367)
Gross income	3,162	(2.0)	8.1	10.6	3,225
Operating expenses	(1,501)	9.4	19.4	22.0	(1,372)
Personnel expenses	(724)	8.2	18.4	21.4	(670)
Other administrative expenses	(632)	15.0	25.3	27.6	(549)
Depreciation	(145)	(5.7)	2.4	4.8	(154)
Operating income	1,661	(10.4)	(0.4)	2.0	1,853
Impairment on financial assets not measured at fair value through profit or loss	(622)	(28.0)	(21.3)	(20.0)	(864)
Provisions or reversal of provisions and other results	(77)	(17.0)	(7.7)	(6.8)	(93)
Profit (loss) before tax	961	7.3	21.3	25.3	896
Income tax	(287)	3.5	16.0	17.3	(277)
Profit (loss) for the year	674	9.0	23.8	29.1	618
Non-controlling interests	(184)	6.3	25.9	25.9	(173)
Net attributable profit (loss)	491	10.1	23.0	30.3	446

Balance sheets	31-12-21	Δ %	Δ % (1)	Δ % (2)	31-12-20
Cash, cash balances at central banks and other demand deposits	8,549	20.0	24.1	33.1	7,127
Financial assets designated at fair value	7,175	(2.1)	2.5	2.5	7,329
Of which: Loans and advances	157	45.4	55.6	55.6	108
Financial assets at amortized cost	37,747	(2.1)	1.8	5.0	38,549
Of which: Loans and advances to customers	34,608	3.0	7.0	10.7	33,615
Tangible assets	895	10.7	13.7	14.9	808
Other assets	1,758	8.3	14.4	16.6	1,624
Total assets/liabilities and equity	56,124	1.2	5.3	8.7	55,436
Financial liabilities held for trading and designated at fair value through profit or loss	1,884	42.0	50.6	50.7	1,326
Deposits from central banks and credit institutions	5,501	2.3	5.1	5.4	5,378
Deposits from customers	36,340	(1.4)	2.3	6.5	36,874
Debt certificates	3,215	(1.7)	3.8	4.7	3,269
Other liabilities	4,207	10.3	16.1	17.9	3,813
Regulatory capital allocated	4,977	4.2	8.8	12.7	4,776

Relevant business indicators	31-12-21	Δ %	Δ % (1)	Δ % (2)	31-12-20
Performing loans and advances to customers under management (3)	34,583	2.6	6.6	10.3	33,719
Non-performing loans	1,813	1.8	5.6	8.1	1,780
Customer deposits under management (4)	36,364	(1.4)	2.3	6.5	36,886
Off-balance sheet funds (5)	14,756	7.5	3.7	3.7	13,722
Risk-weighted assets	43,334	8.9	13.6	17.6	39,804
Efficiency ratio (%)	47.5				42.6
NPL ratio (%)	4.5				4.4
NPL coverage ratio (%)	99				110
Cost of risk (%)	1.65				2.36

(1) Figures at constant exchange rates.

(2) At constant exchange rates excluding BBVA Paraguay.

(3) Excluding repos.

(4) Excluding repos and including specific marketable debt securities.

(5) Includes mutual funds and pension funds.

39

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)
	Operating income				Net attributable profit (loss)
Country	2021	Δ %	Δ % (1)	2020	2021	Δ %	Δ % (1)	2020
Argentina	260	(24.2)	n.s.	343	63	(29.4)	n.s.	89
Colombia	569	(3.8)	1.0	591	228	38.5	45.4	165
Peru	685	(4.6)	9.6	718	122	11.4	28.0	110
Other countries (2)	147	(26.8)	(24.9)	200	77	(5.8)	(2.4)	82
Total	1,661	(10.4)	(0.4)	1,853	491	10.1	23.0	446

(1) Figures at constant exchange rates.

(2) Bolivia, Chile (Forum), Paraguay in 2020, Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)
	Argentina		Colombia		Peru
	31-12-21	31-12-20	31-12-21	31-12-20	31-12-21	31-12-20
Performing loans and advances to customers under management (1)(2)	3,333	2,495	12,334	10,913	15,552	14,914
Non-performing loans and guarantees given (1)	81	46	697	632	966	892
Customer deposits under management (1)(3)	6,083	4,101	12,814	11,330	13,946	15,648
Off-balance sheet funds (1)(4)	1,716	860	998	1,463	1,543	2,119
Risk-weighted assets	6,775	5,685	14,262	13,096	18,016	15,845
Efficiency ratio (%)	68.2	53.6	36.2	35.2	37.6	37.7
NPL ratio (%)	2.3	1.8	5.0	5.2	4.9	4.5
NPL coverage ratio (%)	146	241	103	113	89	101
Cost of risk (%)	2.20	3.24	1.85	2.64	1.59	2.13

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. The information for this business area includes BBVA Paraguay with regard to data on the results, activity, balance sheet and relevant business indicators for 2020, but does not include Paraguay for 2021, as the sale agreement materialized in January of that year. To facilitate an homogeneous comparison, the attached tables include a column at constant exchange rates that does not take BBVA Paraguay into account. All comments for this area also exclude BBVA Paraguay.

Activity and results

The most relevant aspects related to the area’s activity during 2021 were:

●

Lending activity (performing loans under management) recorded a variation of +10.3% over the period, with growth in all products and in all countries of the region, highlighting consumer and credit cards portfolios (+15.2%) and corporate portfolio (+9.3%).

●

With regard to asset quality, the NPL ratio stood at 4.5%, which represents a decrease of 6 basis points compared to the end of September 2021, even taking into account the increase in non-performing loans due to the implementation of the new definition of default. For its part, the NPL coverage rate stood at 99, with a decrease of -943 basis points in the quarter due to this increase in non-performing loans.

●

Customer funds under management increased (+5.7%) compared to the previous year’s closing balances, with growth in demand deposits (+13.3%) and off-balance sheet funds (+3.7%) and a reduction in time deposits, in line with the strategy of some countries to reduce higher-cost liabilities in an environment whereby the Group’s liquidity situation throughout the region is adequate.

The most relevant aspects of the area’s activity in the fourth quarter of 2021 were:

●

Lending activity (performing loans under management) was higher than in the previous quarter (+4.3%), mainly thanks to the good performance of consumer loans and credit cards (+5.2% and +11.8%, respectively) and the performance of the corporate portfolio (+3.6%).

●

Total customer funds recorded a slight increase in the quarter (+0.9%), favored by the growth in both demand deposits (+4.7%) and off-balance sheet funds (+0.4%), which offset the decrease in time deposits (-8.5%).

40

With regard to the year-on year evolution of the results of South America, the area generated €491m in 2021, representing a year-on-year variation of +30.3%, mainly due to the improved performance of recurring income in 2021 (+21.0%), despite COVID-19 outbreaks and restrictions on mobility which have been in force during part of 2021 in some countries of the region. This comparison is also affected by the significant provision for impairment on financial assets made in 2020, also caused by COVID-19. In addition to all the aforementioned, it is worth mentioning two impacts originating in Argentina in the cumulative net attributable profit of the area: on the one hand, the impact derived from inflation in the country, which stood at €-164m at the close of December 2021, compared to €-104m accumulated at the close of December 2020; and on the other hand, a lower contribution due to the annual valuation on the remaining stake in Prisma Medios de Pago S.A. (hereinafter Prisma), with an impact on the NTI of the area.

In the quarter, excluding the exchange rate effect, South America generated a net attributable profit of €156m (+26.9%), mainly supported by the good performance of the net interest income (+9.4%), which, together with a lower level of provisions for impairment on financial assets (-31.3%), offset the increase in operating expenses in a context of higher activity.

More detailed information on the most representative countries of the business area is provided below:

Argentina

Macro and industry trends

Greater control of the pandemic during the second half of 2021 has allowed for a rapid recovery of economic activity. BBVA Research estimates that, after a contraction of 9.9% in 2020, GDP could stand at around 10.0% growth in 2021 and forecasts moderation to around 3.5% in 2022. Inflation remains very high, at around 50% at the end of December 2021, and some acceleration is expected during 2022, pending the negotiation of a new loan agreement with the International Monetary Fund.

The banking system continues to be influenced by the high inflation scenario. At the end of October 2021, lending grew by 28% compared to December 2020, while deposits grew by 39%. Meanwhile, during 2021, the NPL ratio increased to 4.9% in October (+1 percentage point compared to December 2021).

Activity and results

●

Lending activity increased by 33.6% compared to the close of December 2020, a figure that is below inflation, with growth in the retail segment (+38.2%), highlighting credit cards (+38.4%), consumer loans (+41.1%) and corporate loans (+27.0%). The NPL ratio decreased in the last quarter of the year to 2.3%, due to increased activity and higher level of write-offs. For its part, the NPL coverage ratio was reduced to 146%, as a result of the reversal of provisions due to the annual parameters’ recalibration.

●	Balance sheet funds grew by 48.3% in 2021 and off-balance sheet funds (mutual funds) grew by 99.5% compared to December 2020.

●

In the fourth quarter of 2021, Argentina continued to show a good performance in net interest income, mainly offset by Argentina’s hyperinflation adjustment, which was more negative than the previous quarter and higher operating expenses. The cumulative net attributable profit at the end of December 2021 stood at €63m, below the figure achieved twelve months earlier, as a result of the good performance of the recurring income, offset by: lower NTI, impacted by a lower contribution from Prisma’s annual valuation; a more negative adjustment for inflation; higher expenses and higher provisions compared to 2020.

Colombia

Macro and industry trends

Economic activity has shown greater dynamism than expected in the last months of 2021, so that growth in the year could reach 10% (one point higher than expected three months ago), a significant recovery from the 6.8% contraction of GDP in 2020. In addition, the high inflation has helped the Bank of the Republic raise interest rates to 3.0% in December, from 1.75% in August. BBVA Research also estimates that further interest rate hikes will help control inflation expectations and that growth will converge to about 4.0% by 2022.

Total lending in the banking system recovered (+7.5% at the end of October 2021, compared to December 2020), driven by credit to households, particularly the consumer portfolio (+8.8%). Corporate lending grew by 5.8%. Total deposits, meanwhile, grew by 3.9% at the end of October 2021 compared to December 2020. The system’s NPL ratio at the end of October 2021 fell to 4.29% (70 basis points lower than in December 2020).

Activity and results

●

Lending activity grew by 13.0% compared to 2020 year-end, with a good performance in both wholesale (+20.3%) and retail portfolios (+9.0%). In terms of asset quality, between September and December 2021 there was a -25 basis points drop in the NPL ratio to 5.0%, as a result of higher recoveries and good write-off management, coupled with the increase in activity mentioned above. For its part, the NPL coverage ratio stood at 103%, lower than the figure recorded in September 2021 (107%) due to a reduction in provisions.

●

Customer deposits under management increased by 13.1%, compared to 2020 year-end, with growth in demand deposits, which compensated for the strategic reduction of time deposits, with higher costs for BBVA Colombia. For its part, off-balance sheet funds closed with a negative variation of 31.8% in 2021 due to the volatility of investments made by institutional customers.

●

In the fourth quarter of 2021, BBVA Colombia recorded a growth in gross margin, due to the good evolution of the net interest income and the NTI. There was also an increase in operating expenses against a backdrop of increased activity, as well as lower provisions for impairment on financial assets. The net attributable profit for 2021 stood at €228m, significantly higher (+45.4% year-on-year) than the €165m reached in 2020, thanks to the favorable evolution of recurring income, as well as lower provisions for impairment on financial assets in 2021 compared to the previous year, when they increased notably due to the outbreak of the pandemic, which offset the negative impact on the other operating income and expenses line and the increased costs.

41

Peru

Macro and industry trends

The economic recovery process continued in the last months of 2021. Activity indicators have surprised positively compared to what was expected. Thus, BBVA Research estimates that after a fall of 11% in 2020, GDP would have increased by around 13.1% in 2021 (about one point above the previous forecast), despite inflationary pressures and monetary policy interest rate hikes to 2.5% in December. BBVA Research also projects growth to slightly exceed 2% in 2022, against a background of relatively high, albeit declining, inflation and further increases in interest rates.

Total lending in the banking system recovered (+5.6% at the end of September 2021, compared to December 2020) due to the stabilization of the consumer portfolio after decreasing in 2020 and the first months of 2021. The housing portfolio accelerated its growth (+8.9%) and the corporate portfolio continued its deceleration (-6.2%) in September 2021, compared to December 2020, after the strong growth of the previous year due to the Reactiva program. For its part, the system’s NPL ratio was still contained at 3.11% on the same date.

Activity and results

●

Lending activity was favored by improving economic conditions and closed December 2021 with a growth of 4.3% compared to the previous year, mainly due to the performance of mortgages (+4.1%), consumer loans (+21.9%) and corporate lending (+2.7%). The NPL ratio increased in the fourth quarter of 2021 to stand at 4.9% (+18 basis points compared to September 2021), due to the implementation of the new definition of default. For its part, the NPL coverage ratio decreased to 89%, due to the increase in non-performing loans.

●

Customers funds under management decreased by 12.8% in 2021, mainly due to lower balances in time deposits, with the aim of reducing their cost, as well as the reduction in mutual funds, which also recorded a decrease compared to the close of December 2020 (-27.2%), due to the departure of some customers.

●

In the fourth quarter, BBVA Peru has shown a good evolution in net interest income and the NTI, as well as a reduction in provisions for impairment on financial assets. In the year-on-year evolution of the income statement, recurring income grew by 11.1%, thanks to the favorable evolution of the net interest income and commissions, which grew by 8.2% and 21.8%, respectively, offsetting the increase in operating expenses. Regarding items below operating income on the income statement, the year-on-year reduction in provisions for impairment on financial assets has boosted the results (-16.1%), as a result of high provision charges in 2020 following the pandemic outbreak. As a result, the net attributable profit stood at €122m at the end of December 2021, 28.0% higher than the figure posted in 2020.

42

Rest of Business

Highlights

●	Increase in lending due to evolution in the second half of the year and decrease in customer funds in 2021

●	Good performance of recurring income in the fourth quarter

●	Favorable evolution of risk indicators in the quarter

●	Reversal in the impairment on financial assets line, which contrasts with provisions made in 2020

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-20)	NET INTEREST INCOME/ATAS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: -21.9%.	(1) At current exchange rates: +14.2%

43

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2021	Δ %	Δ % (1)	2020
Net interest income	281	(3.3)	(5.4)	291
Net fees and commissions	248	(25.4)	(24.8)	332
Net trading income	197	15.0	13.3	171
Other operating income and expenses	16	(65.4)	(65.3)	45
Gross income	741	(11.6)	(12.3)	839
Operating expenses	(451)	(3.4)	(3.4)	(467)
Personnel expenses	(233)	(9.3)	(8.9)	(257)
Other administrative expenses	(197)	4.3	3.7	(189)
Depreciation	(20)	(0.3)	(0.7)	(20)
Operating income	291	(21.9)	(23.3)	372
Impairment on financial assets not measured at fair value through profit or loss	27	n.s.	n.s.	(85)
Provisions or reversal of provisions and other results	(4)	(51.9)	(54.6)	(8)
Profit (loss) before tax	314	12.2	11.4	280
Income tax	(60)	4.8	4.3	(57)
Profit (loss) for the year	254	14.2	13.2	222
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	254	14.2	13.2	222

Balance sheets	31-12-21	Δ %	Δ % (1)	31-12-20
Cash, cash balances at central banks and other demand deposits	3,970	(35.1)	(40.0)	6,121
Financial assets designated at fair value	5,684	286.8	266.2	1,470
Of which: Loans and advances	4,693	n.s.	n.s.	153
Financial assets at amortized cost	30,299	11.3	9.4	27,213
Of which: Loans and advances to customers	26,949	12.2	10.2	24,015
Inter-area positions	—	—	—	—
Tangible assets	70	(6.9)	(8.2)	75
Other assets	291	(0.6)	(3.3)	293
Total assets/liabilities and equity	40,314	14.6	11.2	35,172
Financial liabilities held for trading and designated at fair value through profit or loss	5,060	n.s.	n.s.	849
Deposits from central banks and credit institutions	1,709	0.5	(3.5)	1,700
Deposits from customers	6,266	(32.9)	(35.9)	9,333
Debt certificates	1,166	(22.8)	(24.0)	1,511
Inter-area positions	22,103	21.9	19.4	18,132
Other liabilities	723	18.8	15.5	608
Regulatory capital allocated	3,287	8.2	5.6	3,039

Relevant business indicators	31-12-21	Δ %	Δ % (1)	31-12-20
Performing loans and advances to customers under management (2)	26,983	12.3	10.2	24,038
Non-performing loans	261	(19.6)	(20.2)	324
Customer deposits under management (2)	6,266	(32.9)	(35.9)	9,333
Off-balance sheet funds (3)	597	4.9	4.9	569
Risk-weighted assets	29,252	20.2	17.7	24,331
Efficiency ratio (%)	60.8			55.6
NPL ratio (%)	0.7			1.0
NPL coverage ratio (%)	116			109
Cost of risk (%)	(0.11)			0.30

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Includes pension funds.

44

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.

Activity

The most relevant aspects of the activity of Rest of Business of BBVA Group during 2021 were:

●	Lending activity (performing loans under management) increased during the year (+10.2%), thanks to the business growth of BBVA’s branches located in Asia.

●

Regarding credit risk indicators, the NPL ratio stood at 0.7%, 23 basis points below the end of September 2021 due to increased activity and higher recoveries of wholesale customers in Europe, improving the coverage rate 18 percentage points to 116%.

●	Customer funds under management decreased by 33.6% mainly due to a decrease in deposits from wholesale customers in the New York branch.

The most relevant developments in the area’s activity in the fourth quarter of 2021 were:

●	Lending activity (performing loans under management) increased by 7.5% compared to the previous quarter due to the favorable performance of lending to wholesale customers of the New York branch.

●	Total customer funds under management decreased in the quarter (-14.3%) with a reduction both in demand deposits (-8.0%) and time deposits (-25.5%), and a growth in off-balance sheet funds (+5.4%).

Results

The most significant aspects of the year-on-year evolution in the area’s income statement at the end of December 2021 are the following:

●	The net interest income decreased -5.4% compared to the same period of the previous year, mainly due to the evolution of the New York branch.

●

Net commissions fell by 24.8% compared to the end of December 2020, due to lower issuance and advisory fees in Europe and, in particular, due to lower contribution from BBVA Securities, the Group’s broker-dealer in the United States.

●	The NTI line increased (+13.3%) driven by a better performance of BBVA Securities, the business in Europe and branches in Asia.

●	Year-on-year decrease in operating expenses (-3.4%) due to lower expenses recorded by BBVA Securities.

●

The impairment on financial assets line closed December with a reversal of €27m, which positively compares against the €-85m recorded twelve months earlier, mainly explained by the positive evolution of impaired clients of the New York branch and the retail portfolio in Europe.

●	As a result, the area’s cumulative net attributable profit between January and December 2021 was €254m (+13.2% year-on-year).

In the fourth quarter of 2021, excluding the exchange rate effect, the Group’s Rest of Business as a whole generated a net attributable profit of €48 million (-18.3% compared to the previous quarter), with a good performance in recurring income in the quarter, offset by lower NTI and higher operating expenses.

45

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)
Income statement	2021	Δ %	2020
Net interest income	(163)	(0.4)	(164)
Net fees and commissions	(36)	(45.5)	(66)
Net trading income	266	84.2	144
Other operating income and expenses	146	n.s.	22
Gross income	212	n.s.	(63)
Operating expenses	(881)	5.4	(836)
Personnel expenses	(558)	13.2	(493)
Other administrative expenses	(129)	(13.4)	(149)
Depreciation	(194)	—	(194)
Operating income	(668)	(25.6)	(898)
Impairment on financial assets not measured at fair value through profit or loss	(2)	n.s.	4
Provisions or reversal of provisions and other results	32	n.s.	(289)
Profit (loss) before tax	(638)	(46.1)	(1,183)
Income tax	94	(64.9)	268
Profit (loss) for the year	(544)	(40.6)	(915)
Non-controlling interests	(20)	n.s.	—
Net attributable profit (loss) excluding non-recurring impacts	(564)	(38.3)	(915)
Profit (loss) after tax from discontinued operations (1)	280	n.s.	(1,729)
Corporate operations (2)	—	—	304
Net cost related to the restructuring process	(696)	—	—
Net attributable profit (loss)	(980)	(58.1)	(2,339)

(1)	Including the results generated by BBVA USA and the rest of the companies in the United States until the sale operation closing on June 1, 2021.
(2)	Net capital gains from the sale to Allianz of the half plus one share of the company created to jointly develop the non-life insurance business in Spain, excluding the health insurance line.

Balance sheets	31-12-21	Δ %	31-12-20
Cash, cash balances at central banks and other demand deposits	9,609	n.s.	874
Financial assets designated at fair value	2,099	43.3	1,464
Of which: Loans and advances	—	n.s.	—
Financial assets at amortized cost	2,175	26.6	1,718
Of which: Loans and advances to customers	1,006	99.4	505
Inter-area positions	—	—	—
Tangible assets	1,964	(4.8)	2,063
Other assets	14,988	(84.9)	99,298
Total assets/liabilities and equity	30,835	(70.7)	105,416
Financial liabilities held for trading and designated at fair value through profit or loss	84	17.3	72
Deposits from central banks and credit institutions	825	(2.4)	845
Deposits from customers	175	(51.7)	363
Debt certificates	1,556	(64.2)	4,344
Inter-area positions	7,758	n.s.	64
Other liabilities	6,932	(91.7)	83,707
Regulatory capital allocated	(35,257)	3.7	(33,998)
Total equity	48,760	(2.5)	50,020

46

Results

The Corporate Center recorded a net attributable loss of €564m between January and December 2021, excluding various non-recurring impacts, among them:

●

The profit (loss) after tax from discontinued operations which includes the results generated by the Group’s businesses in the United States prior to its sale to PNC on June 1, 2021, which amounted to a positive result of €280m, while at the end of December 2020 it stood at €-1,729m, including the goodwill impairment in the United States which amounted to €-2,084m.

●	The net cost related to the restructuring process of BBVA S.A. in Spain which amounted to €-696m, of which, before tax, €-754m correspond to the collective layoff and €-240m to branches closures.

Including both non-recurring impacts, the Corporate Center recorded a cumulative net attributable loss of €-980m at the end of December 2021, showing a significant improvement over the previous year. For comparative purposes, it should be noted that the net attributable loss recorded by the Corporate Center in 2020 was positively impacted by the materialization, in the fourth quarter of that year, of the bancassurance agreement reached with Allianz in Spain, which contributed a net capital gain of €304m, recorded in the corporate operations line of the income statement.

In addition to the aforementioned, the most relevant aspects of the year-on-year evolution are summarized below:

●	Net fees and commissions evolved positively, since those from the previous year recorded expenses associated with the issuance of the first green convertible bond (CoCo) for an amount of €1,000m.

●	NTI increased by 84.2% as a result, mainly, from the valuation of the Group’s stakes in Funds & Investment Vehicles in tech companies.

●

The other operating income and expenses line registered a positive result at the end of December 2021, mainly due to higher dividend income obtained from the Group’s stake in Telefónica and funds and investment vehicles in tech companies.

●

Finally, the provisions or reversal of provisions and other results line compares very positively with the balance of the previous year, mainly due to the deterioration of investments in subsidiaries, joint venture or associates businesses in 2020.

47

Other information: Corporate & Investment Banking

Highlights

•	Recovery of lending activity, which was above pre-pandemic levels, and reduction of customer funds

•	Growth of recurring income and good performance of NTI

•	Efficiency ratio remains at low levels thanks to the good performance of revenue items and management of discretionary expenses

•	Significant reduction in the impairment on financial assets line, compared to 2020 which was strongly affected by the effects of the pandemic

BUSINESS ACTIVITY (1) (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-20)	GROSS INCOME/ATAS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rates: +11.8%.	(1) At current exchange rates: +40.4%.

48

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	2021	Δ %	Δ % (1)	2020
Net interest income	1,576	6.3	12.2	1,482
Net fees and commissions	794	5.7	11.1	751
Net trading income	905	22.5	31.2	739
Other operating income and expenses	(40)	5.6	7.6	(38)
Gross income	3,235	10.3	16.7	2,934
Operating expenses	(987)	7.0	8.7	(922)
Personnel expenses	(474)	15.9	17.1	(409)
Other administrative expenses	(405)	1.8	4.4	(398)
Depreciation	(107)	(6.7)	(6.6)	(115)
Operating income	2,248	11.8	20.6	2,011
Impairment on financial assets not measured at fair value through profit or loss	(69)	(84.9)	(82.5)	(454)
Provisions or reversal of provisions and other results	(12)	(78.4)	(78.4)	(54)
Profit (loss) before tax	2,168	44.2	52.9	1,504
Income tax	(593)	50.4	59.0	(394)
Profit (loss) for the year	1,575	42.0	50.7	1,109
Non-controlling interests	(327)	48.3	75.7	(220)
Net attributable profit (loss)	1,248	40.4	45.3	889

(1) Figures at constant exchange rates.

Balance sheets	31-12-21	Δ %	Δ % (1)	31-12-20
Cash, cash balances at central banks and other demand deposits	5,125	(31.6)	(35.5)	7,491
Financial assets designated at fair value	131,711	22.1	21.7	107,838
Of which: Loans and advances	55,232	91.8	92.8	28,804
Financial assets at amortized cost	72,363	1.9	5.6	71,031
Of which: Loans and advances to customers	62,042	4.8	9.3	59,225
Inter-area positions	—	—	—	—
Tangible assets	43	(13.3)	(10.9)	50
Other assets	110	(87.0)	(85.5)	843
Total assets/liabilities and equity	209,352	11.8	12.8	187,253
Financial liabilities held for trading and designated at fair value through profit or loss	95,283	11.9	11.0	85,129
Deposits from central banks and credit institutions	12,884	(19.3)	(19.5)	15,958
Deposits from customers	38,360	(10.7)	(9.1)	42,966
Debt certificates	5,746	174.2	190.9	2,096
Inter-area positions	44,184	46.2	54.1	30,218
Other liabilities	2,913	38.1	14.2	2,108
Regulatory capital allocated	9,983	13.7	20.4	8,778
(1) Figures at constant exchange rates.

Relevant business indicators	31-12-21	Δ %	Δ % (1)	31-12-20
Performing loans and advances to customers under management (2)	61,588	6.7	11.3	57,704
Non-performing loans	1,417	11.2	63.8	1,275
Customer deposits under management (2)	37,445	(11.5)	(9.9)	42,313
Off-balance sheet funds (3)	1,249	21.3	28.1	1,030
Efficiency ratio (%)	30.5			31.4

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Includes mutual funds and other off-balance sheet funds.

49

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity in 2021 were:

●

Lending activity (performing loans under management) recorded a growth of (11.3%) in the year, standing at the end of December 2021 well above the level prior to the outbreak of the pandemic in March 2020, showing clear signs of recovery, especially in the second half of 2021, which has proved to be a complex year in terms of activity due to the competitive environment, excess liquidity and difficulties in renewing financing lines pre-approved in 2020. By geographical areas, Turkey, Asia and, to a lesser extent, South America showed a positive evolution.

●

Customer funds fell by 9.0% in 2021, due to some transactions originated in the last months of 2020 that had not been renewed in 2021, being this trend widespread in all business areas, except for Mexico and Turkey, which recorded a growth of 22.7% and 44.3%, respectively, in 2021.

The most significant aspects of the evolution in the area’s activity in the fourth quarter of 2021 were:

●	Lending activity (performing loans under management) increased significantly in the quarter (+10.6%), mainly due to the good performance in Spain, Turkey and the New York branch.

●	Customer funds increased in the last quarter of the year (+5.2%), with a positive evolution in demand deposits (+16.3%) and off-balance sheet funds (+5.4%) and a reduction in time deposits (-13.9%).

Results

CIB generated a net attributable profit of €1,248m in 2021, which represents an increase of 45.3% on a year-on-year basis, thanks to the growth in recurring income and NTI as well as lower provisions for impairment on financial assets, which increased significantly in 2020 due to the COVID-19 pandemic. It should also be noted that all business lines of the CIB area recorded growth, both in income and at the level of net attributable profit, compared to 2020.

The most relevant aspects of the year-on-year evolution in the income statement of Corporate & Investment Banking are summarized below:

●

Net interest income registered double-digit growth (+12.2%), supported by the evolution in Spain and Turkey. In addition to the performance of lending activity mentioned above, it is worth noting the commercial effort to adjust the price of certain transactions, one of the strategic focuses of the area in 2021, which has led to an improvement in profitability per transaction. The performance of the Global Markets unit in Spain and Mexico was also relevant.

●

Increase in net fees and commissions (+11.1%), mainly due to the performance of investment and transactional banking, the latter benefiting from the reactivation of business in 2021, with relevant agreements in Spain, Asia and Mexico. On the contrary, Global Markets’ primary market operations have been slowed down due to lower liquidity needs of the customers. By geographical areas, double-digit growth in Spain, Mexico, South America and Turkey stood out.

●

NTI showed a good evolution (+31.2%), mainly due to the performance of the Global Markets unit, due to income from foreign exchange positions in emerging markets, where the macro situation and political uncertainty in many of them favored volatility, boosting business with customers and trading operations, and to the recovery of dividends after the payment restrictions in force in 2020.

●

Operating expenses increased by 8.7% in 2021. The year-on-year comparison is affected by the cost containment plans implemented by CIB in 2020 which did not re-occur in 2021 after the return to normality, although the area continues to focus its efforts on vacancy management and discretionary expenses.

●

Provisions for impairment on financial assets were significantly lower than in the previous year, driven by the improved outlook, compared to 2020 which was severely affected by provisions related to COVID-19, as well as by lower impacts on individual clients.

In the fourth quarter of 2021 and excluding the exchange rate effect, the Group’s wholesale businesses as a whole generated a net attributable profit of €302m (-3.2% compared to the previous quarter). This development is mainly explained by the recovery in NTI compared to the previous quarter, together with the good performance in net interest income and commissions, and is impacted by the provisions for impairment on financial assets, compared to the reversals recorded in the previous quarter.

50

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). However, it also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en) as well as the statement published by the ESMA on May 20, 2020 (ESMA 32-63-972), about implications of the COVID-19 outbreak on the half-yearly financial reports. The guidelines mentioned before are aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the guidelines, BBVA Group’s APMs:

●	Include clear and readable definitions of the APMs.

●

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.

●	Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.

●	Do not have greater preponderance than measures directly stemming from financial statements.

●	Are accompanied by comparatives for previous periods.

●	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Reconciliation of the Financial Statements of the BBVA Group

Below is the reconciliation between the consolidated income statements of the consolidated Financial Statements and the consolidated management income statements, shown throughout this report, for the years 2021 and 2020.

In 2021, the main difference between them is the treatment of the cost related to the restructuring process in 2021 which, for management purposes, are included in a single line, net of taxes, of the income statement called “Net cost related to the restructuring process”, compared to the treatment in the consolidated Financial Statements, which record the gross impacts and their tax effect in the corresponding headings.

In 2020, the main difference between them derives from the capital gains resulting from the materialization of the agreement with Allianz in that year which, for management purposes, are included in a single line, net of taxes, of the income statement called “Corporate operations”, compared to the treatment in the consolidated Financial Statements, which record the gross impact on the line “Gains (losses) from non-current assets and disposable groups of items classified as held for sale not qualifying as discontinued operations” and its corresponding tax effect on the line “Tax expense or income related to profit or loss from continuing operations”.

Additionally, for 2021 and 2020, there is a difference in the positioning of the results generated by BBVA USA and the rest of the companies included in the sale agreement to PNC until its closing, once the mandatory authorizations have been obtained, on June 1, 2021. In the Consolidated financial statements, these results are included in the line “Profit (loss) after tax from discontinued operations” and are taken into account both for the calculation of the “Profit (loss) for the year” and for the profit (loss) “Attributable to the owners of the parent” whereas, for management purposes, they are not included in the” Profit (loss) for the year”, as they are included in a line below it, as can be seen in the following tables.

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CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS. 2021 (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	CONSOLIDATED MANAGEMENT INCOME STATEMENT

	2021		2021

NET INTEREST INCOME	14,686	—	14,686	Net interest income

Dividend income	176			(*)

Share of profit or loss of entities accounted for using the equity method	1			(*)

Fee and commission income	6,997		6,997	Fees and commissions income

Fee and commission expense	(2,232)		(2,232)	Fees and commissions expenses

	4,765	—	4,765	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	134

Gains (losses) on financial assets and liabilities held for trading, net	341

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	432

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	335

Gains (losses) from hedge accounting, net	(214)

Exchange differences, net	883

	1,910	—	1,910	Net trading income

Other operating income	661

Other operating expense	(2,041)

Income from insurance and reinsurance contracts	2,593

Expense from insurance and reinsurance contracts	(1,685)

	(295)	—	(295)	Other operating income and expenses

GROSS INCOME	21,066	—	21,066	Gross income

Administration costs	(8,296)		(9,530)	Operating expenses (**)

Personnel expense	(5,046)	—	(5,046)	Personnel expenses

Other administrative expense	(3,249)	—	(3,249)	Other administrative expenses

Depreciation and amortization	(1,234)	—	(1,234)	Depreciation

	11,536	—	11,536	Operating income

Provisions or reversal of provisions	(1,018)	754	(264)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(3,034)	—	(3,034)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	7,484	754	8,238

Impairment or reversal of impairment of investments in joint ventures and associates	—

Impairment or reversal of impairment on non-financial assets	(221)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	24

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(40)

	(237)	240	2	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	7,247	994	8,240	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(1,909)	(298)	(2,207)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	5,338	696	6,034	Profit (loss) for the year

Profit (loss) after tax from discontinued operations	280	(280)

PROFIT (LOSS) FOR THE YEAR	5,618	416	6,034	Profit (loss) for the year

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(965)	—	(965)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,653	416	5,069	Net attributable profit (loss) excluding non-recurring impacts

		280	280	Profit (loss) after tax from discontinued operations

		(696)	(696)	Net cost related to the restructuring process

ATTRIBUTABLE TO OWNERS OF THE PARENT	4,653	—	4,653	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

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CONCILIATION OF THE BBVA GROUP’S INCOME STATEMENTS. 2020 (MILLIONS OF EUROS)

CONSOLIDATED INCOME STATEMENT		ADJUSTMENTS	CONSOLIDATED MANAGEMENT INCOME STATEMENT

	2020		2020

NET INTEREST INCOME	14,592	—	14,592	Net interest income

Dividend income	137			(*)

Share of profit or loss of entities accounted for using the equity method	(39)			(*)

Fee and commission income	5,980		5,980	Fees and commissions income

Fee and commission expense	(1,857)		(1,857)	Fees and commissions expenses

	4,123	—	4,123	Net fees and commissions

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	139

Gains (losses) on financial assets and liabilities held for trading, net	777

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	208

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	56

Gains (losses) from hedge accounting, net	7

Exchange differences, net	359

	1,546	—	1,546	Net trading income

Other operating income	492

Other operating expense	(1,662)

Income from insurance and reinsurance contracts	2,497

Expense from insurance and reinsurance contracts	(1,520)

	(95)	—	(95)	Other operating income and expenses

GROSS INCOME	20,166	—	20,166	Gross income

Administration costs	(7,799)		(9,088)	Operating expenses (**)

Personnel expense	(4,695)	—	(4,695)	Personnel expenses

Other administrative expense	(3,105)	—	(3,105)	Other administrative expenses

Depreciation and amortization	(1,288)	—	(1,288)	Depreciation

	11,079	—	11,079	Operating income

Provisions or reversal of provisions	(746)	—	(746)	Provisions or reversal of provisions

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(5,179)	—	(5,179)	Impairment on financial assets not measured at fair value through profit or loss

NET OPERATING INCOME	5,153	—	5,153

Impairment or reversal of impairment of investments in joint ventures and associates	(190)

Impairment or reversal of impairment on non-financial assets	(153)

Gains (losses) on derecognition of non - financial assets and subsidiaries, net	(7)

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	444

	94	(435)	(341)	Other gains (losses)

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	5,248	(435)	4,813	Profit (loss) before tax

Tax expense or income related to profit or loss from continuing operations	(1,459)	130	(1,328)	Income tax

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	3,789	(304)	3,485	Profit (loss) for the year

Profit (loss) after tax from discontinued operations	(1,729)	1,729

PROFIT (LOSS) FOR THE YEAR	2,060	1,424	3,485	Profit (loss) for the year

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTERESTS)	(756)	—	(756)	Non-controlling interests

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,305	1,424	2,729	Net attributable profit (loss) excluding non-recurring impacts

		(1,729)	(1,729)	Profit (loss) after tax from discontinued operations

		304	304	Corporate operations

ATTRIBUTABLE TO OWNERS OF THE PARENT	1,305	—	1,305	Net attributable profit (loss)

(*) Included within the Other operating income and expenses of the Management Income Statements

(**) Depreciations included.

53

Profit (loss) for the year

Explanation of the formula: The profit (loss) for the year is the profit (loss) for the year from the Group’s consolidated income statement, which comprises the profit (loss) after tax from continued operations and the profit (loss) after tax from discontinued operations of BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: This measure is commonly used, not only in the banking sectors, for homogeneous comparison purposes.

Profit (loss) for the year
			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
(Millions of euros)	+	Profit (loss) after tax from continued operations	5,338	3,789	5,103
(Millions of euros)	+	Profit (loss) after tax from discontinued operations (1)	280	(1,729)	(758)

	=	Profit (loss) for the year	5,618	2,060	4,345

(1) January-December 2021 only includes the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

Adjusted profit (loss) for the year

Explanation of the formula: The adjusted profit (loss) for the year is the profit (loss) from continued operations for the period from the Group’s consolidated income statement, excluding those extraordinary items that, for management purposes, are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: This measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit (loss) for the year
			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
(Millions of euros)	+	Profit (loss) after tax from continued operations	5,338	3,789	5,103
(Millions of euros)	-	Net capital gains from the bancassurance operation	—	304	—
(Millions of euros)	-	Net cost related to the restructuring process	(696)	—	—

	=	Adjusted profit (loss) for the year	6,034	3,485	5,103

Net attributable profit (loss)

Explanation of the formula: The net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations and the profit (loss) after tax from discontinued operations of BBVA USA and the rest companies in the United States sold to PNC on June 1, 2021. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: This measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Net attributable profit (loss)
			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
(Millions of euros)	+	Net attributable profit (loss) from continued operations	4,373	3,033	4,270
(Millions of euros)	+	Net attributable profit (loss) from discontinued operations (1)	280	(1,729)	(758)

	=	Net attributable profit (loss)	4,653	1,305	3,512

(1)	January-December 2021 only includes the results generated by BBVA USA and the rest of the companies in the United States included in the agreement until its sale to PNC as of June 1, 2021.

54

Adjusted net attributable profit (loss)

Explanation of the formula: The adjusted net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations excluding those extraordinary items that, for management purposes are defined at any given moment. If the described metric is presented on a date prior to the end of the year, it will be presented on an annualized basis.

Relevance of its use: This measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit (loss)
			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
(Millions of euros)	+	Net attributable profit (loss) from continued operations	4,373	3,033	4,270
(Millions of euros)	-	Net capital gains from the bancassurance operation	—	304	—
(Millions of euros)	-	Net cost related to the restructuring process	(696)	—	—

	=	Adjusted net attributable profit (loss)	5,069	2,729	4,270

ROE

The ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: The numerator is the net attributable profit (loss) previously defined in these alternative performance measures, If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: This ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE

			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	=	Net attributable profit (loss)	4,653	1,305	3,512
Denominator (Millions of euros)	+	Average shareholder’s funds	60,030	57,626	58,888
	+	Average accumulated other comprehensive income	(15,396)	(12,858)	(9,921)
	=	ROE	10.4%	2.9%	7.2%

Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Adjusted net attributable profit (loss)
Average shareholders’ funds + Average accumulated other comprehensive income

Explanation of the formula: The numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of “Accumulated other comprehensive income”, which is part of the equity on the entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

55

Relevance of its use: This ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

Adjusted ROE

			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	=	Adjusted net attributable profit (loss)	5,069	2,729	4,270
Denominator (Millions of euros)	+	Average shareholder’s funds	60,030	57,626	58,888
	+	Average accumulated other comprehensive income	(15,396)	(12,858)	(9,921)
	=	Adjusted ROE	11.4%	6.1%	8.7%

ROTE

The ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income -Average intangible assets

Explanation of the formula: The numerator “Net attributable profit (loss)” and the items in the denominator “Average intangible assets” and “Average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders funds in ROE.

Relevance of its use: This metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE

			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	=	Net attributable profit (loss)	4,653	1,305	3,512
Denominator (Millions of euros)	+	Average shareholder’s funds	60,030	57,626	58,888
	+	Average accumulated other comprehensive income	(15,396)	(12,858)	(9,921)
	-	Average intangible assets	2,265	2,480	2,824
	-	Average intangible assets from BBVA USA and BBVA Paraguay (1)	897	2,528	5,481
	=	ROTE	11.2%	3.3%	8.6%

(1) BBVA Paraguay includes 4 millions of euros as of January-December 2020 and January-December 2019.

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Adjusted net attributable profit (loss)

Average shareholders’ funds + Average accumulated other comprehensive income -Average intangible assets

Explanation of the formula: The numerator is the adjusted net attributable profit (loss) previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average intangible assets are the intangible assets on the balance sheet, excluding the assets from BBVA USA and the rest companies in the United States included in the sale agreement signed with PNC, whose sale took place on June 1, 2021. The average balance is calculated in the same way as explained for shareholders’ funds in ROE.

Relevance of its use: This metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

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Adjusted ROTE

			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	=	Adjusted net attributable profit (loss)	5,069	2,729	4,270
Denominator (Millions of euros)	+	Average shareholder’s funds	60,030	57,626	58,888
	+	Average accumulated other comprehensive income	(15,396)	(12,858)	(9,921)
	-	Average intangible assets	2,265	2,480	2,824
	-	Average intangible assets from BBVA Paraguay	—	4	4
	=	Adjusted ROTE	12.0%	6.5%	9.3%

ROA

The ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Profit (loss) for the year

Average total assets

Explanation of the formula: The numerator is the profit (loss) for the year, previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	= Profit (loss) for the year	5,618	2,060	4,345
Denominator (Millions of euros)	= Average total assets	678,563	727,014	690,622
	= ROA	0.83%	0.28%	0.63%

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the year

Average total assets

Explanation of the formula: The numerator is the adjusted profit (loss) for the year previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheets, excluding the assets from BBVA and the rest companies in the United States sold to PNC on June 1, 2021 for previous years. The average balance is calculated in the same way as explained for average equity in ROE.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted ROA

		Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	= Adjusted profit (loss) for the year	6,034	3,485	5,103
Denominator (Millions of euros)	= Average total assets	640,142	639,943	607,468
	= Adjusted ROA	0.94%	0.54%	0.84%

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RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the year

Average risk-weighted assets

Explanation of the formula: The numerator is the profit (loss) for the year previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: This ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	= Profit (loss) for the year	5,618	2,060	4,345
Denominator (Millions of euros)	= Average RWA	324,819	358,675	361,359
	= RORWA	1.73%	0.57%	1.20%

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Adjusted profit (loss) for the year

Average risk-weighted assets

Explanation of the formula: The numerator is the adjusted profit (loss) for the year previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis, excluding the RWA from BBVA USA and the rest of the companies in the United States sold to PNC on June 1, 2021.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA

		Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	= Adjusted profit (loss) for the year	6,034	3,485	5,103
Denominator (Millions of euros)	= Average RWA	300,276	300,518	302,233
	= Adjusted RORWA	2.01%	1.16%	1.69%

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Earning per share

The earning per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earning (loss) per share

			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
(Millions of euros)	+	Net attributable profit (loss)	4,653	1,305	3,512
(Millions of euros)	+	Remuneration related to the Additional Tier 1 securities	359	387	419
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	4,293	917	3,093
Denominator (millions)	+	Average number of shares issued	6,668	6,668	6,668
	-	Average treasury shares of the period	12	13	20
	-	Share buyback program (1)	255	—	—
	=	Earning (loss) per share (euros)	0.67	0.14	0.47

(1) Considering 112 millions shares acquired within the shares buyback program in 2021 and the estimated shares pending from buyback as of December 31, 2021 of the first tranche approved by the BBVA Board of Directors in October 2021 (€1,500m), in process at the end of the year 2021.

Additionally, for management purposes, earnings per share are presented excluding: (I) the profit after tax from discontinued operations, that is, the results generated by BBVA USA and the rest the companies in the United States until their sale to PNC on June 1, 2021, for the three broken down periods; (II) the capital gain net of taxes from the bancassurance operation with Allianz registered in the fourth quarter of fiscal year 2020; and (III) the net cost related to the restructuring process recorded in the second quarter of fiscal year 2021.

Adjusted earning (loss) per share

			Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
(Millions of euros)	+	Net attributable profit (loss) ex. CoCos remuneration	4,293	917	3,093
(Millions of euros)	-	Discontinued operations	280	(1,729)	(758)
(Millions of euros)	-	Corporate operations	—	304	—
(Millions of euros)	-	Net cost related to the restructuring process	(696)	—	—
Numerator (millions of euros)	=	Net Attributable profit (loss) ex.CoCos and non-recurring impacts	4,709	2,342	3,851
Denominator (millions)	+	Average number of shares issued	6,668	6,668	6,668
	-	Treasury shares (effective average of the period) (1)	21	13	20
	=	Adjusted earning (loss) per share (euros)	0.71	0.35	0.58

(1) Considering 112 millions shares acquired within the shares buyback program in 2021.

Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

Operating expenses

Gross income

Explanation of the formula: Both “Operating expenses” and “Gross income” are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, and other operating income and expenses. For a more detailed calculation of this ratio, the graphs on “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

Relevance of its use: This ratio is generally used in the banking sector. In addition, it is the metric for one of the six Strategic Priorities of the Group.

Efficiency ratio

		Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	Operating expenses	9,530	9,088	10,155
Denominator (Millions of euros)	Gross income	21,066	20,166	21,522
	Efficiency ratio	45.2%	45.1%	47.2%

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Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

  ∑ Dividend per share over the last twelve months

Closing price

Explanation of the formula: The remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: This ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

		31-12-21	31-12-20	31-12-19
Numerator (Euros)	∑ Dividends	0.14	0.16	0.26
Denominator (Euros)	Closing price	5.25	4.04	4.98
=	Dividend yield	2.6%	4.0%	5.2%

Book value per share

The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income

Number of shares outstanding - Treasury shares

Explanation of the formula: The figures for both “Shareholders’ funds” and “Accumulated other comprehensive income” are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares) and also excluding the shares corresponding to the first tranche of the share buyback program approved by the BBVA Board of Directors in October 2021. The denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: It shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share

			31-12-21	31-12-20	31-12-19
Numerator (Millions of euros)	+	Shareholders’ funds	60,383	58,904	58,950
	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(16,476)	(14,356)	(10,226)
Denominator (Millions of shares)	+	Number of shares issued	6,668	6,668	6,668
	+	Dividend-option	—	—	—
	-	Treasury shares	15	14	13
	-	Share buyback program (1)	255	—	—
=		Book value per share (euros)	6.86	6.70	7.32

(1) Considering 112 million shares acquired within the share buyback program in 2021 and the estimated shares pending from buyback as of December 31, 2021 of the first tranche approved by the BBVA Board of Directors in October 2021 (€1,500m), in process at the end of the year 2021.

Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

  Shareholders’ funds + Accumulated other comprehensive income - Intangible assets

Number of shares outstanding - Treasury shares

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Explanation of the formula: The figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares) and also excluding the shares corresponding to the first tranche of the share buyback program approved by the BBVA Board of Directors in October 2021. The denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: It shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			31-12-21	31-12-20	31-12-19
	+	Shareholders’ funds	60,383	58,904	58,950
	+	Dividend-option adjustment	—	—	—
Numerator (Millions	+	Accumulated other comprehensive income	(16,476)	(14,356)	(10,226)
of euros)	-	Intangible assets	2,197	2,345	2,783
	-	Intangible assets from BBVA USA and BBVA Paraguay (1)	—	1,952	4,187
	+	Number of shares issued	6,668	6,668	6,668
Denominator	+	Dividend-option	—	—	—
(Millions of shares)	-	Treasury shares	15	14	13
	-	Share buyback program (2)	255	—	—
=		Tangible book value per share (euros)	6.52	6.05	6.27

(1) BBVA Paraguay includes 3 millions of euros as of 31-12-20 and 4 millions as of 31-12-19.

(2) Considering 112 million shares acquired within the share buyback program in 2021 and the estimated shares pending from buyback as of December 31, 2021 of the first tranche approved by the BBVA Board of Directors in October 2021 (€1,500m), in process at the end of the year 2021.

Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance, both excluding the balances from BBVA USA and the rest the companies in the United States sold to PNC on June 1, 2021. It is calculated as follows:

    Non-performing loans

Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 39 and the following counterparties:

●	other financial entities
●	public sector
●	non-financial institutions
●	households

The credit risk balance is calculated as the sum of “Loans and advances at amortized cost” and “Contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio
		31-12-21	31-12-20	31-12-19
Numerator (Millions of euros)	NPLs	15,443	15,451	16,086
Denominator (Millions of euros)	Credit Risk	376,011	366,883	383,700
=	Non-Performing Loans (NPLs) ratio	4.1%	4.2%	4.2%

9  IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and,stage 3, impaired operations.

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NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances, excluding assets from BBVA USA and the rest the companies in the United States sold to PNC on June 1, 2021. It is calculated as follows:

Provisions

Non-performing loans

Explanation of the formula: It is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio
		31-12-21	31-12-20	31-12-19
Numerator (Millions of euros)	Provisions	11,536	12,595	12,121
Denominator (Millions of euros)	NPLs	15,443	15,451	16,086
=	NPL coverage ratio	75%	82%	75%

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It excludes the risk attributable to BBVA USA and the rest the companies in the United States sold to PNC on June 1, 2021. It is calculated as follows:

Loan-loss provisions

Average loans and advances to customers (gross)

Explanation of the formula: “Loans to customers (gross)” refers to the “Loans and advances at amortized cost” portfolios with the following counterparts:

●	other financial entities
●	public sector
●	non-financial institutions
●	households, excluding central banks and other credit institutions.

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. “Annualized loan-loss provisions” are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis.

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

This indicator is shown, as others, at a business area level.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk
		Jan.-Dec.2021	Jan.-Dec.2020	Jan.-Dec.2019
Numerator (Millions of euros)	Loan-loss provisions	3,026	5,160	3,462
Denominator (Millions of euros)	Average loans to customers (gross)	325,013	332,096	332,804
=	Cost of risk	0.93%	1.55%	1.04%

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Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 3, 2022

By: /s/ María Ángeles Peláez Morón
Name: María Ángeles Peláez Morón

Title: Authorized representative